Filed Pursuant to Rule 424(b)(4)

Registration No. 333-109120 and

Registration No. 333-127614

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED

FEBRUARY 4, 2004

18,250,000 Shares

MEMC Electronic Materials, Inc.

Common Stock

The selling stockholders named in this prospectus supplement are offering 18,250,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

The shares of our common stock are listed on the New York Stock Exchange under the symbol “WFR.” On August 16, 2005, the last sale price of the shares as reported on the New York Stock Exchange was $17.71 per share.

Investing in our securities involves risks that are described under “ Risk Factors”

beginning on page S-6 of this prospectus supplement.

	Per Share	Total
Public offering price	$17.25	$314,812,500
Underwriting discount	$0.16	$2,920,000
Proceeds, before expenses, to the selling stockholders	$17.09	$311,892,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers and Merrill Lynch, the underwriters, expect to deliver the shares on or about August 22, 2005.

LEHMAN BROTHERS	MERRILL LYNCH & CO.

The date of this prospectus supplement is August 16, 2005.

This prospectus supplement contains the terms of this offering. A description of our common stock is contained in this prospectus supplement beginning on page S-28.

This prospectus supplement is part of and should be read in conjunction with the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and supersede that information in the accompanying prospectus.

You should rely only on the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you information that differs from the information in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date of this prospectus supplement, even if this prospectus supplement is delivered to you after that date or you buy our common stock after that date. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus supplement.

Information contained on our website does not constitute part of this prospectus supplement.

In this prospectus supplement, “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries. MEMC®, Technology Is Built On Us®, Magic Denuded Zone® and MDZ® are our trademarks in the U.S. and other jurisdictions.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section in this prospectus supplement.

Overview

We are a leading worldwide producer of wafers for the semiconductor industry. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea, Taiwan and the United States. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) in diameter.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. As a result of our strong focus on technology innovation, we hold over 500 U.S. and foreign patents on our products and processes and have over 350 U.S. and foreign patent applications on file. We believe that our history of technological innovation, broad product portfolio and close customer relationships allow us to compete effectively in the wafer industry.

Industry Background

Almost all semiconductor devices are manufactured from wafers and thus the performance of the wafer industry is highly correlated to the unit shipments of the semiconductor device industry. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving their device performance and reducing their production costs. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. We believe semiconductor device manufacturers seek suppliers of wafers who can provide advanced technology capabilities, a broad product portfolio and superior service to meet their exacting device requirements.

Semiconductor device manufacturers’ focus on improving their productivity and lowering their cost per device has led to an increasing use of larger wafer sizes. Although the 200 millimeter wafer size is predominant in the industry today, the semiconductor industry’s continuing shift to 300 millimeter wafers represents a significant growth opportunity for the wafer industry.

Over the past decade, we believe the wafer industry has consolidated, with only four wafer suppliers now having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers, with larger manufacturers gaining an increasing share of the overall wafer market, particularly for larger wafer sizes and for wafers with more advanced technologies.

Our Business

We offer wafers with a wide variety of features satisfying numerous product specifications to meet our customers’ exacting requirements. Our wafers vary in diameter, surface features, composition, purity levels, crystal properties and electrical properties. We provide our customers with a reliable supply of high-quality wafers with consistent characteristics. Our wafers are used as a starting material for the manufacture of various types of semiconductor devices, including microprocessor, memory, logic and power devices. In turn, these semiconductor devices are used in computers, cellular phones and other mobile electronic devices, automobiles and other consumer and industrial products.

We are continually advancing our products’ capabilities. In addition to other new product offerings, we offer wafers with the Magic Denuded Zone®, or MDZ®, product feature. As compared to traditional techniques, this patented product feature increases our customers’ yields in both prime polished and epitaxial wafers by drawing impurities away from the surface of the wafer in a manner that is efficient and reliable, with results that are reproducible.

We market our products primarily through a global direct sales force. We have customer service and support centers in China, France, Germany, Italy, Japan, Malaysia, South Korea, Taiwan and the United States. We sell our products to virtually all major semiconductor device manufacturers, including the major memory, microprocessor and ASIC manufacturers as well as the world’s largest foundries. Samsung accounted for more than 10% of our sales in 2004. No other customers represented 10% or more of our sales in 2004.

To meet our customers’ needs worldwide, we have established a global manufacturing network consisting of nine manufacturing facilities. We have made significant investments in our manufacturing facilities, related equipment and research and development to expand our production capacity for 200 millimeter wafers and to develop 300 millimeter wafers and other advanced wafer technologies. With scalable manufacturing infrastructure already in place, we believe that for our previously announced expansion plans we can obtain additional production capacity incrementally without the need to build new manufacturing facilities. For example, in February 2004, we acquired the remaining interest that we did not already own of Taisil Electronic Materials Corporation (Taisil), a fully integrated Taiwanese manufacturer of polished and epitaxial wafers in the Asia Pacific region. This acquisition provides us with lower cost expansion capacity for 300 millimeter wafers, as well as strengthens our ability to service our customers in the Asia Pacific region. We anticipate that the first 300 millimeter wafers from our Taisil facility will be available in the third quarter of this year. We believe that our Taisil facility will be the first facility to produce 300 millimeter wafers in Taiwan.

We use two types of polysilicon, the main raw material in our production process: granular polysilicon and chunk polysilicon. In 2004, we produced more than 90% of our total polysilicon quantity requirements internally. We sell some polysilicon to third parties. We believe our ability to meet the majority of our polysilicon requirements through in-house capabilities provides us with a key cost advantage to more effectively compete in the wafer industry.

We invest in research and development to continually develop new products and refine existing products to meet the needs of the marketplace. We devote a portion of our research and development resources to enhance our position in the crystal technology area, including the development of wafering technologies to meet advanced flatness and particle requirements of our customers. We also dedicate significant resources to the development of emerging wafer technologies, such as silicon-on-insulator, or SOI, as well as strained silicon. In addition, we continue to invest in research and development associated with larger wafer diameters.

Strategy

Our objective is to maintain and enhance our position as a leading worldwide producer of wafers for the semiconductor device industry. Our strategies to achieve this objective include:

•	Focus solely on providing wafers;

•	Maintain and enhance our technology leadership position;

•	Focus on continuous cost reduction and return on invested capital; and

•	Leverage our scalable infrastructure.

Our Company

We were incorporated in 1984 as a Delaware corporation. On November 13, 2001, an investor group led by Texas Pacific Group, including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG), acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. All of the debt acquired from E.ON has been restructured or repaid. TPG currently beneficially owns approximately 34% of our outstanding common stock (25% following completion of this offering). Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000.

The Offering

Common stock offered by the selling stockholders	18,250,000 shares of common stock

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

New York Stock Exchange symbol	WFR

Summary Consolidated Financial Data

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004(1)(2)(3)	Year Ended Dec. 31, 2004(1)		Year Ended Dec. 31, 2003
	(unaudited)	(unaudited)
		(in thousands, except share data)
Summary of Operations Data:
Net Sales	$533,242	$484,299	$1,027,958		$781,100
Gross margin	193,709	160,502	369,415		232,756
Marketing and administration	36,497	35,030	71,948		57,203
Research and development	22,405	18,181	37,975		32,934
Restructuring costs	—	(1,717)	(996	)(3)	—
Operating income	134,807	107,291	260,488		142,619
Equity in income (loss) of joint venture	—	—	(1,717)		6,235
Net income	$136,071	$96,507	$226,201		$116,617
Basic income per share	$0.65	$0.47	$1.09		$0.58
Diluted income per share	$0.61	$0.44	$1.02		$0.53
Weighted average shares used in computing basic income per share	209,017,410	207,460,241	207,713,837		202,439,828
Weighted average shares used in computing diluted income per share	224,321,328	221,061,904	221,047,946		218,719,459

Other Data:
Capital expenditures	$105,630	$72,525	$149,811		$85,227
Employment	5,500	5,700	5,500		4,900

	June 30, 2005
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$100,997
Working capital	196,299
Total assets	1,079,545
Short-term borrowings (and current portion of long term debt)	21,709
Long-term debt, less current portion	108,229
Stockholders’ equity	563,589

	2005 Second Quarter	2005 First Quarter	2004 Fourth Quarter(3)(4)	2004 Third Quarter(3)	2004 Second Quarter(2)(3)
Net sales	$275,338	$257,854	$268,376	$275,283	$255,539
Gross margin	100,432	93,277	98,167	110,746	87,159
Operating income	71,080	63,727	69,632	83,565	60,049
Net income	$58,913	$77,158	$69,974	$59,720	$60,601

(1)	In the 2004 first quarter, we completed the acquisition of the remaining 55% interest in Taisil that we did not already own. As a result, the financial results of Taisil were consolidated with our results effective February 1, 2004.
(2)	During the three months ended June 30, 2004, we reversed $25 million in valuation allowances against deferred tax assets, as we believe that is more likely than not that certain deferred tax assets will be realized.
(3)	During 2004, we reversed the remaining unused restructuring reserves of $1 million related to the 2002 restructuring charge.
(4)	In the fourth quarter of 2004, we reversed $83 million in deferred tax valuation allowances against deferred tax assets, as we believe that is more likely than not that certain deferred tax assets will be realized.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following factors, together with the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, before purchasing these securities. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our securities to decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our business depends on the semiconductor device industry and if that industry experiences future downturns, our sales could decrease and we could be forced to reduce our prices while maintaining fixed costs, all of which could have significant negative effects on our operating results and financial condition.

Our business depends in large part upon the market demand for our customers’ semiconductors and products utilizing semiconductors. The semiconductor device industry experiences:

•	rapid technological change;

•	product obsolescence;

•	changes in product mix;

•	price erosion; and

•	fluctuations in product supply and demand.

From time to time, the semiconductor device industry has experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. Some of these downturns have lasted for more than a year and have resulted in a substantial decrease in demand for our products. For example, in 2001, the semiconductor industry experienced a significant downturn as a result of weakened demand and a broad-based inventory correction. The 2001 downturn continued into early 2003. In the second half of 2004, much of the semiconductor industry experienced a downturn related to product oversupply and a resulting inventory correction. These industry conditions continued into 2005. If the semiconductor device industry experiences future downturns, we will face pressure to reduce prices and we may need to further rationalize capacity and reduce fixed costs. At the same time, our ability to reduce expenditures for capital, research and development and global infrastructure during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and volume, our operating results and financial condition could be materially adversely affected.

Our dependence on single and limited source suppliers could require us to obtain new qualifications from customers and adversely affect our manufacturing throughput and yield.

We obtain several raw materials, equipment, parts and supplies from sole suppliers. Likewise, we obtain all of our requirements for granular polysilicon from our facility in Pasadena, Texas. In the case of granular polysilicon, we believe that we could substitute chunk polysilicon for granular polysilicon. However, in either case, it may take us several months to transition to a new supplier and we may be required to obtain new qualifications from our customers in order to change or substitute materials or sources of supply. We cannot predict whether we would be successful or how long the qualification process would take. In addition, our manufacturing process could be interrupted and our manufacturing throughput and yields could be adversely affected. A failure to obtain a new qualification or a decrease in our manufacturing throughput or yields could have a material adverse effect on our operating results.

From time to time we have experienced limited supplies of certain raw materials, equipment, parts and supplies, including polysilicon. Because of the cyclical nature of our industry, we may experience shortages of our key raw materials, equipment, parts and supplies in the future. A prolonged inability to obtain raw materials, equipment, parts or supplies, or increases in prices resulting from these shortages could have a material adverse effect on our operating results.

We are subject to periodic fluctuations in foreign currency exchange rates which can cause reported financial results to vary significantly from period to period.

Approximately 72% of our sales in 2004 were made outside North America. We expect that international sales will continue to represent a significant percentage of our total sales. In addition, a significant portion of our manufacturing operations is located outside of the United States. Sales outside of the United States expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily related to Euro, Japanese Yen, Korean Won and New Taiwanese Dollar. Our risk exposure from expenses at international manufacturing facilities is concentrated in Euro, Japanese Yen, Korean Won, Malaysian Ringgit and New Taiwanese Dollar. To the extent that our sales in foreign currencies occur at foreign sites which incur expenses in those currencies, our net exposure is reduced. We generally hedge receivables denominated in foreign currencies at the time of sale.

Our foreign subsidiaries have debt denominated in Euro, Japanese Yen, New Taiwanese Dollars and U.S. Dollars.

We recognized net currency losses totaling approximately $2 million in 2004 and net currency gains totaling approximately $14 million and $11 million in 2003 and 2002, respectively. The net currency gains in 2003 and 2002 resulted primarily from a Yen-based intercompany loan. We cannot predict whether these foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We experience intense competition in the wafer industry which could force us to reduce our prices to retain market share or face losing market share and revenues.

We face intense competition in the wafer industry from established manufacturers throughout the world. If we cannot compete effectively with other wafer manufacturers, our operating results could be materially adversely affected. Some of our competitors have substantial financial, technical, engineering and manufacturing resources to develop products that currently, and may in the future, compete favorably against our products.

We compete on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may need to reduce our prices to retain market share, which could have a material adverse effect on our operating results.

If we fail to meet changing customer demands, we may lose customers and our sales could suffer.

The wafer industry changes rapidly. Changes in our customers’ requirements result in new and more demanding technology, product specifications and diameters, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly demanding requirements of our customers on a cost-effective basis. As a result, we expect to continue to make significant investments in research and development and equipment. We cannot be certain that we will be able to successfully introduce, market and cost effectively manufacture any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance.

Because we cannot easily transfer production of specific products from one of our manufacturing facilities to another, manufacturing delays at a single facility could result in a loss of product volume.

It typically takes three to six months for our customers to qualify a manufacturing facility to produce a specific product, but it can take longer depending upon a customer’s requirements and market conditions.

Interruption of operations at any of our primary wafer manufacturing facilities could result in delays or cancellations of shipments of wafers and a loss of product volume. Likewise, interruption of operations at our granular polysilicon manufacturing facility could adversely affect our wafer manufacturing throughput and yields and could result in our inability to produce certain qualified wafer products, delays or cancellations of shipments of wafers and a loss of product volume. A number of factors could cause interruptions, including labor disputes, equipment failures, or shortages of raw materials or supplies. Unions represent employees at our wafer facilities in St. Peters, Missouri, Italy and South Korea and our granular polysilicon facility in Pasadena, Texas. A strike at any of these facilities could cause interruptions in manufacturing. We cannot be certain that alternate qualified capacity would be available on a timely basis or at all.

If we do not continue to reduce our manufacturing costs and operating expenses, we may not be able to compete effectively in our industry.

The success of our business depends, in part, on our continuous reduction of manufacturing costs and operating expenses. The wafer industry has historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our manufacturing costs and operating expenses sufficiently to offset future price erosion, our operating results will be adversely affected. During the past few years, we have engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. These activities have included reduction of headcount, refinement of our processes and efforts to increase yields and reduce cycle time. We cannot assure you that we will be able to continue to reduce our manufacturing costs and operating expenses. Moreover, any future closure of facilities or reduction of headcount may adversely affect our ability to manufacture wafers in required volumes to meet customer demand and may result in other production disruptions.

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them with our business, which may impair our financial performance.

If we find appropriate opportunities, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimated useful lives, any of which might harm our business, financial condition or results of operations.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights based on trade secrets and patents as part of our ongoing research, development and manufacturing activities. However, we cannot be certain that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents do or will provide us with a competitive advantage.

The protection of our intellectual property rights and the defense of claims of infringement against us by third parties may subject us to costly patent litigation.

Any litigation in the future to enforce patents issued to us, to protect trade secrets or know how possessed by us or to defend us or indemnify others against claimed infringement of the rights of others could have a material adverse effect on our financial condition and operating results. From time to time, we receive notices from other companies that we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation, which could have a material adverse effect on us. In fact, we are presently involved in pending litigation involving allegations of patent infringement. Regardless of the validity or successful outcome of any such intellectual property claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties, which could have a material adverse effect on us. If we lose any such litigation, we may be required to:

•	pay substantial damages;

•	seek licenses from others; or

•	change, or stop manufacturing or selling, some of our products.

Any of these outcomes could have a material adverse effect on our business, results of operations or financial condition.

We have a limited number of principal customers and a loss of one or several of those customers would hurt our business.

Our operating results could materially suffer if we experience a significant reduction in, or loss of, purchases by one or more of our top customers. We made approximately 60% of our sales to ten customers in 2004. Samsung accounted for more than 10% of our sales in that period.

We are subject to periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Economic downturns in the Asia Pacific region and Japan have affected our operating results in the past, and economic downturns in those and other regions in which we operate could affect our operating results in the future. Additionally, other factors may have a material adverse effect on our operations in the future, including:

•	the imposition of governmental controls or changes in government regulation;

•	export license requirements;

•	restrictions on the export of technology;

•	geo-political instability; and

•	trade restrictions and changes in tariffs.

We cannot predict whether these economic risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We are required to evaluate our internal control under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required annually to furnish a report by our management on our internal control over financial reporting. Such report contains among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls. Public Company Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

Each year we must perform the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price. If we are not able to comply with the requirements of Section 404 in a timely manner or if our auditors are not able to complete the procedures required by Auditing Standard No. 2 to support their attestation report, we would likely lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

For fiscal year 2004, we determined that our internal control over financial reporting was not effective as a result of a material weakness with respect to income taxes. We have since taken remedial action with respect to this issue.

We are subject to numerous environmental laws and regulations, which could require us to discharge environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of foreign, federal, state and local laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials may have been or could be released to the environment at properties currently or previously owned or operated by us, at other locations during the transport of the materials, or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims. Groundwater and/or soil contamination has been detected at four of our facilities. We believe we are taking all necessary remedial steps at these facilities. As of December 31, 2004, the aggregate remediation cost for these facilities was expected to be approximately $5.2 million over the next 30 years. As a result, we do not expect these known conditions to have a material impact on our business. However, environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs and liabilities.

If we fail to comply with restrictive covenants under our credit facility, the lenders could cause outstanding amounts to become immediately due and payable, and we might not have sufficient funds and assets to pay such loans.

We are party to a $200 million revolving credit facility with National City Bank of the Midwest, US Bank National Association and other lenders named therein. This facility contains certain restrictive covenants, including covenants to maintain minimum consolidated EBITDA and interest coverage ratio, as those terms are defined in such agreement. A continuing violation of any of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, would be deemed an event of default under the facility. In such event, upon election of the lenders, the loan commitments under the credit facility would terminate and the loans and accrued interest then outstanding would be due and payable immediately. We may not have sufficient funds and assets to cover any such required payments and may not be able to obtain replacement financing on a timely basis or at all. In addition, because all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries is pledged as collateral under the facility, the lenders could foreclose on that stock upon an event of default. These events would have a material adverse effect on us.

We have had significant operating and net losses, and we may have future losses.

Prior to 2002, we had not reported an annual operating profit since 1996. Until 2003, we had not reported annual net earnings since 1996. Our cumulative losses allocable to common stockholders from 1997 to 2001 totaled approximately $1 billion. In 2002, we had operating income of $65 million and a net loss allocable to common stockholders of $22 million. We cannot predict whether we will experience operating losses and net losses in the future.

Risks Related to this Registration Statement and Ownership of Our Securities

Future sales of shares of our common stock may depress the price of our common stock.

If we or our stockholders sell a substantial number of shares of our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of our common stock could decrease. We have granted TPG registration rights with respect to a substantial number of shares of our common stock and warrants to purchase common stock. Future sales of our common stock or warrants to purchase our common stock by TPG in the public market, or the perception that such sales might occur, could cause such a decrease in the price of our common stock.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may be affected by various factors, including:

•	quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix and competitive pricing pressures;

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the semiconductor device and wafer industries;

•	developments in patent or other proprietary rights;

•	changes in our relationships with our customers;

•	interruption of operations at our manufacturing facilities;

•	actual or perceived changes in our relationship with TPG;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Technology company stocks in general have experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of these companies. This market volatility may adversely affect the market price of our common stock.

TPG has significant voting power to influence our direction and policies, which could prevent a favorable acquisition of us and create other conflicts of interest between us and TPG.

TPG, through its approximate 34% beneficial ownership interest of our common stock (25% after completion of this offering), has significant voting power to influence our direction and policies, including any merger, consolidation or sale of all or substantially all of our assets. For example, under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10%

or more of the voting power of all of our then outstanding voting securities. As a practical matter, TPG has significant influence over the election and composition of our Board of Directors as a result of its share ownership. Two of the six members of our current Board of Directors are partners of certain TPG entities.

Certain provisions of our Restated Certificate of Incorporation and Restated By-Laws could delay or make more difficult a change of control or change in management that would benefit our stockholders.

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may delay, defer or make more difficult:

•	a merger, tender offer or proxy contest;

•	the assumption of control by a holder of a large block of our securities; and

•	the replacement or removal of current management by our stockholders.

For example, our Restated Certificate of Incorporation, as amended, divides the Board of Directors into three classes, with members of each class to be elected for staggered three-year terms. This provision may make it more difficult for stockholders to change the majority of directors and may frustrate accumulations of large blocks of common stock by limiting the voting power of such blocks. This may further discourage a change of control or change in current management.

These provisions may limit participation by our stockholders in any merger or other change of control transaction, whether or not the transaction is favored by current management or would be favorable to our stockholders. These provisions may also make removal of current management by our stockholders more difficult, even if such removal would be beneficial to the stockholders generally.

In addition, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock without the vote of our holders of common stock, subject to certain restrictions on the issuance of preferred stock contained in our restructuring agreement with TPG. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements:

•	statements set forth in this prospectus supplement or statements incorporated by reference from documents we have filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including but not limited to any statements contained herein or therein concerning:

•	our belief that it is more likely than not that certain deferred tax assets will be realized;

•	our expectation that pension expense will increase, primarily as a result of the general economic environment and the prevailing low interest rates;

•	our expectation that contributions to our pension plans for the next ten years will be approximately $51 million;

•	our expectation that benefits payable from our pension plans and healthcare plan for the next ten years will be approximately $107 million and $44 million, respectively;

•	our belief that we have the financial resources needed to meet business requirements, including capital expenditures and working capital requirements;

•	the impact of the implementation of SFAS No. 123R, SFAS No. 150, SFAS No. 151, SFAS No. 153, FSP 106-2 and FSP 109-2;

•	the impact of an adverse change in interest and currency exchange rates;

•	the expectation that we will not pay dividends on our common stock in the foreseeable future;

•	our expected timing for completing our evaluation of the effects of the repatriation provision of the American Jobs Creation Act an the range of possible amounts that the Company is considering for repatriation under this provision;

•	our belief that as markets for semiconductors continue to evolve and become more specialized, device manufacturers recognize the enhanced role that wafers and other materials play in improving device performance and reducing their production costs;

•	our belief that the change in the competitive landscape is causing separation between larger and smaller wafer producers with larger manufacturers gaining an increasing share of the overall wafer market;

•	our belief that semiconductor device manufacturers will continue to select wafer supplies that offer advanced technology capabilities, a broad product portfolio and superior service to satisfy their exacting device requirements;

•	our intention to continue to use and develop our portfolio of technologies to provide a combination of product features that fulfills the exacting specifications of our customers’ manufacturing requirements for increasingly complex wafers;

•	our belief that we have substantially reduced the minimum annual sales level we need to achieve positive operating income;

•	our belief that, in the near term, we can obtain additional production capacity incrementally with capital expenditures consisting primarily of equipment purchases and installation;

•	our expectation that sales of annealed wafers will continue to increase in the future;

•	our belief that our ability to met the majority of our polysilicon requirements through in-house capabilities provides us with a key cost advantage to compete more effectively in the wafer industry;

•	our belief that we could substitute chunk polysilicon for granular polysilicon;

•	our expectation that international sales will continue to represent a significant percentage of our total sales;

•	our expectation that our competitors will continue to improve their products and to introduce new products with competitive price and performance characteristics;

•	our expectation that we will continue to make significant investments in research and development and equipment;

•	our belief that the wafer industry will likely continue to experience price erosion;

•	our belief that the success of our business depends in part on our proprietary technology, information processes and know how;

•	our expected environmental remediation costs;

•	the expected impact of groundwater and/or soil contamination at some of our facilities;

•	the impact of litigation on us;

•	other statements contained herein or incorporated by reference regarding matters that are not historical facts; and

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially are set forth under “Risk Factors,” beginning on page S-6 of this prospectus supplement.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

DIVIDEND POLICY

We do not presently pay dividends on our common stock. We plan to retain all net earnings, if any, to fund the development of our business. We do not presently plan to pay dividends on our common stock for the foreseeable future. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $200 million revolving credit facility with National City Bank of the Midwest, US Bank National Association and the other lenders named therein, and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of holders of our preferred stock, if any, and the availability of sufficient funds to pay dividends. Any future dividends will depend upon our profitability, financial condition, cash requirements, future prospects, general business condition, the terms of our debt agreements and other factors the Board of Directors believes are relevant.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “WFR.” The following table sets forth for the periods indicated the high and low daily closing prices of our common stock as reported by the NYSE.

	High	Low
2003
First Quarter	$11.48	$7.12
Second Quarter	13.25	9.27
Third Quarter	14.25	9.94
Fourth Quarter	12.17	8.92
2004
First Quarter	$11.73	$7.95
Second Quarter	10.36	7.97
Third Quarter	9.55	7.39
Fourth Quarter	13.25	8.46
2005
First Quarter	$14.56	$10.74
Second Quarter	16.19	11.23
Third Quarter (through August 15, 2005)	18.33	15.82

On August 16, 2005, the last reported sale price of our common stock on the NYSE was $17.71. As of August 15, 2005, there were 209,991,545 shares of our common stock outstanding held by approximately 445 holders of record.

MANAGEMENT

The following table sets forth information regarding our executive officers as of August 16, 2005:

Name	Age	Position
Nabeel Gareeb	40	President, Chief Executive Officer and Director
Thomas E. Linnen	59	Senior Vice President and Chief Financial Officer
Sean Hunkler	43	Senior Vice President
John A. Kauffman	48	Senior Vice President
Sylvia Roberts-Toomer	51	Senior Vice President
Shaker Sadasivam	45	Senior Vice President

Nabeel Gareeb has been our President and Chief Executive Officer since April 2002 and has been a Director since that time. Prior to joining MEMC, Mr. Gareeb was the Chief Operating Officer of International Rectifier Corporation, a leading supplier of power semiconductors. Mr. Gareeb joined International Rectifier in 1992 as Vice President of Manufacturing and subsequently held other senior management positions.

Thomas E. Linnen joined us as Senior Vice President in December 2003 and became our Chief Financial Officer in January 2004. Prior to joining MEMC, Mr. Linnen was Senior Vice President and Chief Financial Officer of Trend Technologies, LLC from 2002 to December 2003. Trend Technologies is a privately owned manufacturer of enclosures for electronic products such as computers, telecommunications equipment and information appliances. Trend Technologies filed for protection under Chapter 11 of the Bankruptcy Code in November 2002 and emerged from these bankruptcy proceedings in January 2003. From 1999 to 2001, Mr. Linnen served as Executive Vice President and Chief Financial Officer of Sensory Science/Go-Video, a consumer electronics company. From 1996 to 1999, Mr. Linnen served as Chief Financial Officer of Hypercom Corporation, a point of sale terminal manufacturer. From 1987 to 1996, Mr. Linnen served as Vice President Finance, Secretary and Treasurer of Continental Circuits Corp., a circuit board manufacturer.

Sean Hunkler joined us as Senior Vice President, Manufacturing in August 2005. Mr. Hunkler has a total of 21 years experience in the semiconductor manufacturing industry, all with Freescale Semiconductor, formerly known as Motorola Semiconductor Products Sector. Before joining MEMC, Mr. Hunkler served as Vice President, Final Manufacturing from March 2005, and was Vice President, Fab Operations in 2004. From 2000 to 2003, Mr. Hunkler was Vice President, Transportation Die Manufacturing, and then later VP Communications Die Manufacturing, serving in both positions from Austin, Texas. From 1998 to 1999, Mr. Hunkler worked as President of White Oak Semiconductor in Richmond, Virginia, a joint venture of Freescale and Infineon. Prior thereto, Mr. Hunkler held various positions within Motorola beginning first as a Process engineer in Austin, Texas in 1984 and then last as Director, Asia / Pac Manufacturing in Hong Kong.

John A. Kauffmann has been our Senior Vice President, Sales and Marketing since October 2004. Mr. Kauffmann served as Vice President, Marketing from August 2003 to October 2004 and Acting Vice President, Sales and Marketing from March 2003 to August 2003. Mr. Kauffmann served as our Director, Segment Marketing from August 2002 to February 2003 and as the Commercial Manager for our 300mm business unit from June 2000 to July 2002. From September 1994 to May 2000, Mr. Kauffmann held various positions with MEMC in Taiwan including Technical Director, Taiwan from September 1994 to December 1997, Director of Operations from December 1997 to April 1999, and Director, Foundry Marketing from April 1999 to May 2000. From February 1980 to August 1994, Mr. Kauffmann held manufacturing positions in one of our U.S. manufacturing plants.

Sylvia Roberts-Toomer joined MEMC in January 2003 and became Senior Vice President, Human Resources in January 2004. Prior to joining MEMC, Ms. Roberts-Toomer was Vice President, Human Resources of International Rectifier Corporation, a leading supplier of power semiconductors. Ms. Roberts-Toomer joined International Rectifier in 1992 and held a number of management positions in the human resources group.

Shaker Sadasivam has been our Senior Vice President, Research and Development since July 2002. Dr. Sadasivam was President of MEMC Japan Ltd., our Japanese subsidiary, from April 2002 to June 2002. From July 2000 to March 2002, Dr. Sadasivam served as our Director, Worldwide Operations Technology. Dr. Sadasivam was Director, Technology for MEMC Korea Company, our South Korean subsidiary, from July 1999 to June 2000. From September 1997 to June 1999, Dr. Sadasivam held positions in the manufacturing technology group for our St. Peters facility.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 30, 2001, an investor group led by Texas Pacific Group, including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III LLC (collectively, TPG), entered into a purchase agreement with E.ON and its affiliates (E.ON). Pursuant to the purchase agreement, on November 13, 2001, TPG Wafer Holdings and its assignees purchased all of E.ON’s debt in MEMC of approximately $910 million and all of E.ON’s equity holdings in MEMC, representing approximately 72% of the outstanding shares of MEMC common stock.

In connection with and as a condition to closing the transactions contemplated by the purchase agreement between E.ON and TPG, on November 13, 2001, we entered into a restructuring agreement with TPG Wafer Holdings under which we restructured approximately $860 million of our debt that was acquired by TPG from E.ON. As part of the transactions contemplated by the purchase agreement and restructuring agreement, we also entered into certain agreements with TPG, as more fully described below.

In an effort to minimize conflicts of interest by members of our Board of Directors affiliated with TPG or other related parties, the Audit Committee, or a special committee consisting entirely of independent directors, generally approves or ratifies any material transaction with a related party. A special committee approved the transaction described under “—Restructuring Agreement,” below.

Restructuring Agreement

In connection with and as a condition of the closing of the transactions contemplated by the purchase agreement between TPG and E.ON, on November 13, 2001, we executed a definitive restructuring agreement with TPG Wafer Holdings. Pursuant to the restructuring agreement, TPG Wafer Holdings exchanged with MEMC all of the shares of the Class A Common Stock of MEMC Holdings Corporation, the subsidiary holding company that had acquired approximately $411 million of the debt purchased from E.ON, for 260,000 shares of our Series A Cumulative Convertible Preferred Stock, having an aggregate stated value of $260 million. Each share of the Series A Cumulative Convertible Preferred Stock was convertible into shares of MEMC common stock at a conversion price of $2.25 per share, subject to certain limitations and antidilution adjustments.

The following steps were then taken pursuant to the restructuring agreement:

•	TPG exchanged with MEMC approximately $449 million of our debt acquired from E.ON for $50 million in principal amount of our senior subordinated secured notes, with warrants to acquire up to 16,666,667 shares of our common stock, subject to certain antidilution adjustments.

•	TPG retained an existing 55 million Euro note from our Italian subsidiary.

•	TPG established a five-year revolving credit facility to make available to us up to $150 million in senior secured loans.

•	We entered into various agreements contemplated by the restructuring agreement, including a registration rights agreement and an agreement and plan of merger relating to the merger agreement between MEMC and TPG Wafer Holdings.

TPG Wafer Holdings subsequently exchanged with MEMC the one outstanding share of Class B Common Stock of MEMC Holdings Corporation for a promissory note having a principal amount of $250. As a result, MEMC Holdings Corporation is now a wholly owned subsidiary of MEMC.

Stockholder Approval

Pursuant to the restructuring agreement, we agreed to use our best efforts to obtain, as promptly as possible, (i) any necessary approval by our stockholders relating to the Series A Cumulative Convertible Preferred Stock, the shares issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, the warrants and the shares issuable upon exercise of the warrants under the rules and regulations of the New York Stock Exchange, (ii) the approval by our stockholders of the plan of merger between MEMC and TPG Wafer Holdings contained in the merger agreement in accordance with the Delaware General Corporation Law, and (iii) the approval by our stockholders of a one-for-two reverse split of our common stock. At a special stockholders’ meeting held July 10, 2002, our stockholders approved the above items along with an increase in our authorized capital stock from 200,000,000 shares of common stock to 300,000,000 shares of common stock. Our Board of Directors has not taken any action to implement the reverse split of our common stock.

Ownership of MEMC after Restructuring Transactions

On July 10, 2002, following the approval of our stockholders, TPG converted all of the outstanding shares of Series A Cumulative Convertible Preferred Stock and the related accumulated but unpaid dividends of $21.3 million into 125,010,556 shares of MEMC common stock. In May 2003, TPG sold 15,300,000 shares of MEMC common stock in a public offering. In February 2004 and February 2005, TPG sold an additional 99,550,000 shares of MEMC common stock in two public offerings. As a result, TPG now owns or has the right to acquire, through exercise of the warrants, approximately 76 million shares of our common stock, which represents approximately 34% of our outstanding common stock. Following completion of this offering, TPG will own or have the right to acquire, through exercise of warrants, approximately 56 million shares of our common stock, representing approximately 25% of our outstanding common stock.

Board Representation

As a practical matter, by virtue of its approximately 25% common stock ownership following completion of this offering, TPG Wafer Holdings will continue to have significant influence over the election and composition of our Board of Directors. The operating agreement for TPG Wafer Holdings provides that certain affiliates of Leonard Green & Partners may collectively nominate one individual to our Board of Directors and certain affiliates of TCW/Crescent Mezzanine Management III LLC may collectively nominate one individual to our Board of Directors. Currently, John Marren and James B. Williams are members of the MEMC Board of Directors. Messrs. Marren and Williams are partners of Texas Pacific Group.

Director Compensation

Under our director compensation policy, directors affiliated with TPG receive compensation for their service on our Board. In 2004, we paid $100,000 to certain entities affiliated with TPG for the Board and committee fees and retainers earned by the directors affiliated with such entities. See “—Board Representation” above.

Notes and Warrants

Under the terms of the restructuring agreement, in November 2001, MEMC issued to TPG $50 million in principal amount of our senior subordinated secured notes due 2007. The notes were guaranteed by our domestic subsidiaries and bore interest at a rate of 8% (payment in kind) in the first two years following issuance, 14% (payment in kind) in the third and fourth years following issuance and 14% (payment in kind with optional payment in cash at the request of the note holders) in the fifth and sixth years following issuance. As collateral under the notes, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets pledged to support third party debt. The notes and the related security interest were subordinate in priority and in right of payment to the Citibank/UBS revolving credit agreement and the reimbursement agreement, which are described under “—Citibank/UBS Credit Agreement” below, and to the TPG revolving credit agreement, which is described under “—TPG Credit Agreement” below. In addition, the notes and related indenture contained substantially the same loan covenants as the Citibank/UBS revolving credit agreement and the TPG revolving credit agreement which are described under “—Citibank/UBS Credit Agreement” and “—TPG Credit Agreement” below. In 2004, the interest accrued on the notes totaled approximately $3.9 million.

On December 29, 2004, we amended the terms of the indenture for the notes to allow for the early redemption of the notes without premium. On December 30, 2004, we redeemed the notes in full for approximately $67.7 million.

In connection with the issuance of the notes, MEMC issued to TPG warrants entitling the holders to purchase an aggregate of 16,666,667 shares of MEMC common stock at an exercise price of $3.00 per share, subject to certain antidilution adjustments. The warrants may be exercised, in whole or in part, at any time and from time to time until their expiration on November 13, 2011. Of the shares being offered and sold under this prospectus supplement, 10,000,000 are shares that will be acquired upon exercise of these warrants. As payment of the exercise price for these warrants, TPG has agreed with the underwriters to surrender warrants to purchase 1,989,391 shares of common stock from the 16,666,667 warrants originally issued.

Registration Rights Agreement

We have entered into a registration rights agreement with TPG providing for registration rights with respect to the warrants, the shares of common stock issuable upon exercise of the warrants and any shares of common stock owned or acquired by TPG (including the shares acquired by TPG from E.ON pursuant to their purchase agreement and the shares of common stock acquired by TPG upon the conversion of the preferred stock). At such time as is requested by TPG, we have agreed to file with the Securities and Exchange Commission registration statements on Form S-3 covering resales of these registrable securities by the holders of the registrable securities. TPG currently beneficially owns 76,393,193 shares of our common stock, including the 16,666,667 warrants, all of which are covered by the registration rights agreement. This prospectus supplement covers 18,250,000 of those shares, including 10,000,000 shares underlying warrants.

Citibank/UBS Credit Agreement

In connection with the restructuring, TPG originally established a five-year revolving credit facility pursuant to which the TPG lender parties committed to make available to us a line of credit in an aggregate amount of $150 million. As collateral under this credit agreement, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets then currently pledged to support third party debt. Our domestic subsidiaries also guaranteed our payment obligations under the credit agreement.

Subsequent to the original closing of the debt restructuring transactions, we made arrangements to replace the TPG revolving credit facility with a substantially similar five-year revolving credit facility with an affiliate of Citibank, N.A. On December 21, 2001, we entered into the new Citibank credit facility which replaced the TPG credit facility. In April 2002, Citibank assigned 50% of its interest in this credit facility to UBS AG. The interest rate under the Citibank/UBS facility was LIBOR plus 1.5% or an alternative base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 0.5% per annum. Certain TPG entities guaranteed our obligations under the Citibank/UBS facility, and in return, we entered into a reimbursement agreement with the guarantors under which we agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS credit facility and the reimbursement agreement were secured by substantially the same collateral that secured the original TPG credit facility. As with the original TPG facility, our domestic subsidiaries guaranteed MEMC’s obligations under the Citibank/UBS facility and the reimbursement agreement. The subsidiary guaranties were supported by security interests in substantially all of the assets of the domestic subsidiaries. The Citibank/UBS credit facility contained certain loan covenants, including covenants to maintain minimum quarterly consolidated earnings before interest, taxes, depreciation and amortization; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans of this type and size. We were required to maintain compliance with these covenants in order to draw on the facility unless compliance is waived by the lender. In addition, outstanding loans under the credit facility may have become due and payable if we were in breach of the loan covenants and such breach caused an event of default under the credit facility.

On July 21, 2005, we entered into a new $200 million credit facility with National City Bank of the Midwest, US Bank National Association and other lenders named therein, and we and Citibank/UBS terminated the Citibank/UBS credit facility upon the repayment by us of all amounts outstanding under the Citibank/UBS credit facility. All liens against our assets and properties to secure the Citibank/UBS facility were released. In addition, we terminated the reimbursement agreement among us and certain TPG entities.

TPG Credit Agreement

On December 5, 2002, we entered into a $35 million five-year revolving credit facility with TPG. The interest rate under this TPG credit facility was LIBOR plus 10% or an alternative base rate plus 9%. We paid TPG a commitment fee of 0.50% per annum on the unused amount of this TPG facility. The TPG credit facility was secured by substantially the same collateral that secured the Citibank/UBS facility. As with the Citibank/UBS facility, our domestic subsidiaries guaranteed MEMC’s obligations under the TPG facility. The subsidiary guarantees were supported by security interests in substantially all of the assets of the domestic subsidiaries. The TPG facility contained substantially the same covenants as the Citibank/UBS facility. MEMC was required to maintain compliance with these covenants in order to draw on the TPG facility. In addition, outstanding loans under the TPG facility may have become due and payable if we were in breach of the $150 million credit facility covenants and such breach caused an event of default under the TPG credit facility. As a condition to any borrowings under the TPG facility, we must have borrowed in full all amounts available under the Citibank/UBS facility. Finally, the commitments under the TPG credit facility would terminate and any outstanding loans under the facility, together with any accrued interest thereon, would become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

Under the terms of the TPG facility, in 2004 we paid TPG commitment fees of approximately $133,000.

On July 21, 2005, we terminated the TPG facility upon entering into the new $200 million credit facility with National City Bank. TPG released all of its security interests in our assets in connection with the termination.

Merger Agreement

Pursuant to an agreement and plan of merger, we have agreed to permit the merger of TPG Wafer Holdings with and into us at such time as TPG Wafer Holdings shall determine. We will continue in existence as the surviving corporation. In connection with the merger, the members of TPG Wafer Holdings will convert their limited liability company interests in TPG Wafer Holdings into equivalent equity securities of us held by TPG Wafer Holdings, plus common stock having a market value equal to the principal amount of the debt securities of MEMC held by TPG Wafer Holdings and the accrued but unpaid interest on such debt securities. The only equity securities of MEMC currently held by TPG Wafer Holdings are shares of our common stock. TPG Wafer Holdings currently does not directly hold any debt of MEMC and has indicated it has no current intention to acquire debt of MEMC. Accordingly, if the merger were consummated today, the members of TPG Wafer Holdings would convert their limited liability interests in TPG Wafer Holdings into the same number of shares of our common stock as is currently held by TPG Wafer Holdings. The merger is subject to the approval of the members of TPG Wafer Holdings. The agreement and plan of merger was approved by our stockholders at the special stockholders meeting held on July 10, 2002.

TPG requested that we enter into the merger agreement to enable it to distribute the MEMC securities held by TPG Wafer Holdings to its members in a tax efficient manner. The merger is not intended to have any material economic consequence for us or any of our stockholders (other than TPG Wafer Holdings). It is expected that the merger will occur only in connection with such a distribution. If the merger is not effected and TPG Wafer Holdings elects to be treated as a corporation for tax purposes, TPG Wafer Holdings and its members may be disadvantaged from a tax perspective on any future sale of the MEMC securities held by it because such a sale would subject TPG Wafer Holdings to tax on the gain from the sale and the members of TPG Wafer Holdings to tax on distributions made by TPG Wafer Holdings to such members.

Management Advisory Agreement

In connection with the restructuring, we entered into a management advisory agreement with TPG GenPar III, L.P., an affiliate of TPG. Pursuant to the agreement, TPG GenPar III provided management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per annum plus related out-of-pocket expenses and additional compensation if TPG GenPar III acted as a financial advisor to us for future transactions such as a merger or debt or equity financing. Under the terms of the Management Advisory Agreement, in 2004 we paid TPG management advisory fees of $2.0 million. In 2005, this agreement was terminated.

Tax Consistency Agreement

In 2001, following the closing of the transactions contemplated by the purchase agreement and restructuring agreement, we entered into a tax consistency agreement with MEMC Holdings Corporation, TPG Wafer Partners LLC and TPG Wafer Holdings. This agreement sets forth the income tax elections to be made and the anticipated U.S. federal income tax treatment of the transactions contemplated by the purchase agreement and the restructuring agreement.

Fees and Expenses

We are responsible for the payment of certain of TPG’s expenses incurred in connection with its ownership of our securities. In 2004, we reimbursed Leonard Green approximately $10,000 of expenses incurred by Leonard Green related to its ownership of our securities.

Ownership Interest in TPG Wafer Management

Certain of our current and former executive officers have purchased limited liability company membership interests in TPG Wafer Management, an investment limited liability company that owns a 1.5% participation membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights and represent a total of approximately 46.5% of the interests in TPG Wafer Management and, therefore, indirectly, approximately 0.70% of the membership interests in TPG Wafer Holdings.

Additional membership interests in TPG Wafer Management may be issued to directors, executive officers and other service providers of MEMC. In addition to its membership interest in TPG Wafer Holdings, prior to this offering TPG Wafer Management owned 15,000 shares of MEMC common stock and 250,000 of our warrants. In addition, TPG Wafer Management received approximately $1.0 million of the proceeds from our redemption of the outstanding senior subordinated secured notes in December 2004. Upon consummation of the merger described above, TPG Wafer Management would receive a proportionate amount of the shares of MEMC common stock in exchange for its 1.5% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2004, TPG Wafer Management would have received 1,870,058 shares of MEMC common stock.

Ownership Interest in TPG Wafer Partners

Two of our directors, Messrs. Boehlke and Marsh, have purchased limited liability company membership interests in TPG Wafer Partners, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Mr. Boehlke and Mr. Marsh (through a family trust) each own approximately 0.9% of the interests in TPG Wafer Partners and, therefore, indirectly, approximately 0.53% of the membership interests in TPG Wafer Holdings.

In addition to its membership interest in TPG Wafer Holdings, prior to this offering TPG Wafer Partners owned 591,000 shares of MEMC common stock and 9,850,001 of our warrants. In addition, TPG Wafer Partners received approximately $40.0 million of the proceeds from our redemption of the outstanding senior subordinated notes in December 2004. Upon consummation of the merger described above, TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2004, TPG Wafer Partners would have received 73,680,281 shares of MEMC common stock.

As partial consideration for their membership interests in TPG Wafer Partners, Mr. Boehlke and a family trust controlled by Mr. Marsh have each deposited $1 million into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Messrs. Boehlke’s and Marsh’s respective portions of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in the event that TPG is required to provide MEMC with a replacement credit facility for the Citibank/UBS facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Messrs. Boehlke’s and Marsh’s respective portions of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Messrs. Boehlke’s and Marsh’s membership interests in TPG Wafer Partners.

SELLING STOCKHOLDERS

TPG Wafer Holdings LLC is offering 8,250,000 shares of our common stock. All of these shares were issued to TPG Wafer Holdings LLC in connection with the purchase and restructuring transaction on November 13, 2001. See “Certain Relationships and Related Transactions.”

In addition, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., TPG Wafer Partners LLC and TPG Wafer Management LLC are offering an aggregate of 10,000,000 shares of our common stock. All of these shares will be issued to them upon exercise of warrants to purchase common stock from us at an exercise price of $3.00 per share. TPG has agreed with the underwriters that the exercise price will be paid by surrendering to us approximately 2 million of the warrants currently owned by these entities. All of these warrants were issued to these selling stockholders in connection with the purchase and restructuring transaction on November 13, 2001. See “Certain Relationships and Related Transactions.”

The following table sets forth the number and percentage of shares of our common stock that the selling stockholders beneficially own as of August 16, 2005, the number of shares of common stock being offered by the selling stockholders and the number and percentage of shares of our common stock that the selling stockholders will beneficially own after the offering. The percentage of outstanding shares beneficially owned before the offering is based on 209,991,545 shares of our common stock outstanding as of August 15, 2005 and assumes the exercise in full of the 16,666,667 warrants currently held by the selling stockholders. The number and percentage of shares beneficially owned after the offering assumes the issuance of 10,000,000 shares of common stock upon exercise of warrants, the sale by the selling stockholders of the 18,250,000 shares of our common stock and the exercise in full of the remaining 4,677,276 warrants held by the selling stockholders.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Being Offered	Shares Beneficially Owned After the Offering(2)
Name	Number	Percent		Number	Percent
TPG Wafer Holdings LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	76,393,193	33.7%	8,250,000	56,153,802	24.9%

Green Equity Investors III, L.P. c/o Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90025	76,393,193	33.7%	1,955,323	56,153,802	24.9%

Green Equity Investors Side III, L.P. c/o Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90025	76,393,193	33.7%	14,677	56,153,802	24.9%

TCW/Crescent Mezzanine Partners III, L.P. 11100 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90025	76,393,193	33.7%	1,646,265	56,153,802	24.9%

TCW/Crescent Mezzanine Trust III 11100 Santa Monica Boulevard Suite 2000 Los Angeles, CA 90025	76,393,193	33.7%	256,474	56,153,802	24.9%

	Shares Beneficially Owned Prior to the Offering(1)		Shares Being Offered	Shares Beneficially Owned After the Offering(2)
Name	Number	Percent		Number	Percent
TCW/Crescent Mezzanine Partners III Netherlands, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90025	76,393,193	33.7%	67,261	56,155,802	24.9%

TPG Wafer Partners LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	76,393,193	33.7%	5,910,000	56,153,802	24.9%

TPG Wafer Management LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	76,393,193	33.7%	150,000	56,153,802	24.9%

(1)	Based on information provided by TPG Wafer Holdings LLC (“TPG Wafer Holdings”) and contained in a Schedule 13D jointly filed with the Securities and Exchange Commission by TPG Wafer Holdings, TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Advisors III, Inc., T(3) Advisors, Inc., T(3) Advisors II, Inc., Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, L.L.C., LGP Management, Inc., Leonard Green & Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc., TCW Asset Management Company and TCW/Crescent Mezzanine III, LLC (collectively, the “Joint Filers”) on November 23, 2001, Amendment No. 1 to such Schedule 13D filed by the Joint Filers and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) on January 31, 2002, Amendment No. 2 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on August 9, 2002, Amendment No. 3 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 30, 2002, Amendment No. 4 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on May 22, 2003, Amendment No. 5 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on June 3, 2003 and Amendment No. 6 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 19, 2003, Amendment No. 7 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on February 17, 2004, Amendment No. 8 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on January 5, 2005 and Amendment No. 9 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on February 25, 2005. Assumes the exercise in full of the 16,666,667 warrants held by the Members (as defined below). TPG Wafer Holdings is the record owner of 59,120,526 shares of common stock collectively held by the Joint Filers and TCW Netherlands. TPG Wafer Partners is the record owner of 591,000 shares of MEMC common stock and TPG Wafer Management LLC (“TPG Wafer Management”) is the record owner of 15,000 shares of MEMC common stock.

TPG Wafer Holdings is a Delaware limited liability company the members of which are TPG Wafer Partners, TPG Wafer Management, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW Netherlands (collectively, the “Members”).

The Members have entered into the Amended and Restated LLC Operating Agreement of TPG Wafer Holdings, dated as of November 13, 2001, and as amended on January 25, 2002, which provides that TPG Wafer Partners shall be the managing member of TPG Wafer Holdings and conduct the business and affairs of TPG Wafer Holdings. This includes voting of the equity securities that TPG Wafer Holdings holds except as set forth herein. The Members have also entered into a Members’ Agreement, dated as of November 13, 2001 and as amended on January 25, 2002, providing for, among other things, an agreement by TPG Wafer Partners not to cause TPG Wafer Holdings to vote its shares of common stock without the prior written consent of the other parties to the LLC Operating Agreement on certain matters. The Members’ Agreement also provides that TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW Netherlands may nominate one individual to our Board of Directors, Green Equity Investors III, L.P. and Green Equity Investors Side III, L.P. may nominate one individual to our Board, and TPG Wafer Partners agrees to cause TPG Wafer Holdings to vote its shares of common stock in favor of the election of such individuals as our directors.

The Members and certain of their affiliates, have entered into an Intercreditor Agreement, dated as of December 5, 2002, providing for, among other things, TPG Wafer Partners’ right of first offer to the senior subordinated secured notes or the warrants that any member wishes to transfer; the member’s tag-along rights to any transfer by TPG Wafer Partners or its affiliates of the senior subordinated secured notes or the warrants; and TPG Wafer Partners’ rights to cause the holders of the senior subordinated secured notes or the warrants to sell such securities if TPG Wafer Partners wishes to sell its securities.

David Bonderman, James G. Coulter and William S. Price, III are directors, officers and the sole shareholders of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”) and T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors II, Inc. (“T(3) Advisors II”), which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II, L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer Management. TPG Wafer Holdings directly holds the 158,670,526 shares of MEMC common stock and an approximate 41% interest in TPG Wafer Management. TPG Wafer Partners directly holds 591,000 shares of MEMC common stock and 9,850,001 warrants. TPG Wafer Management directly holds 15,000 shares of MEMC common stock and 250,000 warrants. TPG Advisors III, T(3) Advisors and T(3) Advisors II may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own all of the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors III, T(3) Advisors, and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

LGP Management, Inc. (“LGPM”) is the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital III, L.L.C. (“GEI Capital” and, together with LGPM and LGP, the “LGP Controlling Persons”), which is the general partner of Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”). GEI and GEI Side, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings. TPG Wafer Holdings directly holds 158,670,526 shares of MEMC common stock. GEI directly holds 3,258,872 warrants and GEI Side directly holds 24,461 warrants. LGPM, LGP and GEI Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of the securities held by TPG Wafer Holdings, and to beneficially own the warrants held by GEI and GEI Side. Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer, John M. Baumer and Timothy J. Flynn, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. By virtue of their positions with the LGP Controlling Persons, Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Flynn may be deemed to share beneficial ownership of the securities held by TPG Wafer Holdings and to have investment power and beneficial ownership with respect to the warrants held by GEI and GEI Side. However, each such individual disclaims beneficial ownership of such securities.

TCW/Crescent Mezzanine III, LLC (“MEZZANINE LLC”), a Delaware limited liability company, is the General Partner of TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”) and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) and the Managing Owner of TCW/Crescent Mezzanine Trust III (“TCW Trust” and, collectively, the “TCW Funds”). TCW/Crescent Mezzanine Management III, LLC (“Mezz Mgmt III”) is the Investment Advisor of the TCW Funds, and has delegated all investment and voting discretion with respect to the securities owned by the TCW Funds to TCW Asset Management Company, a California corporation and registered investment advisor (“TAMCO”), as Sub-Advisor. As a result, Mezz Mgmt III disclaims beneficial ownership of these securities. TCW (Mezzanine III), L.P. (“Mezz III LP”), a Delaware limited partnership, is a member of MEZZANINE LLC who may be deemed to control MEZZANINE LLC. TAMCO is the Sub-Advisor to the TCW Funds and the General Partner of Mezz III LP. TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”). By virtue of their roles as Sub-Advisor to the TCW Funds, and as the controlling shareholder of such Sub-Advisor, respectively, TAMCO and TCWG may be deemed to have beneficial ownership with respect to the securities owned by the TCW Funds. Each of TAMCO and TCWG is controlled by its respective board of directors. TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Societe Generale, S.A., a company incorporated under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities and such securities are not reported in this Table. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of our securities beneficially owned by the TCW Business Unit.

(2)	Represents beneficial ownership after the sale by the selling stockholders of an aggregate of 18,250,000 shares of common stock, including an aggregate of 10,000,000 shares of common stock sold upon exercise of 10,000,000 warrants by the Members, who have agreed with the underwriters to pay the exercise price by surrendering an additional 1,989,391 warrants to us.

DESCRIPTION OF COMMON STOCK

The following is a summary of our capital stock and highlights some of the provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws. We have also summarized a provision of the Delaware General Corporation Law (the “DGCL”). Since the terms of our Restated Certificate of Incorporation and Restated By-Laws and the DGCL are more extensive and detailed than the general information we are providing, you should rely only on the actual provisions of the Restated Certificate of Incorporation, Restated By-Laws and DGCL. If you would like to read the Restated Certificate of Incorporation or Restated By-Laws, they are on file with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

There were 209,991,545 shares of our common stock outstanding as of August 15, 2005. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $200 million revolving credit facility with National City Bank of the Midwest, US Bank National Association and other lenders named therein, and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of any holders of our preferred stock and the availability of sufficient funds to pay the dividends. If we liquidate MEMC, holders of our common stock will be entitled to share ratably with the other stockholders in the distribution of all assets that we have left after we pay all of our liabilities and all of our obligations to any holders of preferred stock. Holders of our common stock have no preemptive rights to subscribe for additional shares of MEMC common stock. Under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to the extent such equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. Holders of common stock have no right to convert their MEMC common stock into any other securities and do not have the benefit of a sinking fund for their shares of our common stock. Our common stock is not redeemable by us.

Preferred Stock

Holders of our common stock may be affected by any preferred stock that we may issue. As of the date of this prospectus supplement, there are no issued and outstanding shares of our preferred stock, and we do not have any plans to issue any preferred stock in the future. However, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

If we authorize the issuance of preferred stock, our Board of Directors has the authority to determine whether any or all shares of authorized preferred stock should be issued as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock and the number of shares constituting any series. The rights and restrictions on the preferred stock may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Board of Directors

Our Restated Certificate of Incorporation, as amended, and Restated By-Laws provide the following concerning our Board of Directors:

•	the Board of Directors is divided into three classes, each of which contains a relatively equal number of members;

•	members of the Board of Directors serve in staggered three-year terms and approximately one-third of the members are elected annually;

•	the number of members on the Board of Directors must be between five and fifteen; and

•	directors may be removed with or without cause by the holders of a majority of the shares of capital stock then entitled to vote at an election of directors.

Stockholder Consents and Special Meetings

Our Restated Certificate of Incorporation, as amended, provides that our common stockholders may take action only by unanimous written consent if the action is not taken at a meeting of stockholders. Our Restated By-Laws provide that special meetings of stockholders may be called only upon the request of the holders of a majority of our outstanding common stock, by the Chairman of the Board or by a majority of the Board of Directors.

Stockholder Proposals or Nominations

To bring a stockholder proposal, stockholders must follow the procedures set forth in our Restated By-Laws. To nominate a candidate to our Board of Directors, stockholders must follow the procedures set forth in our Restated Certificate of Incorporation, as amended. The advance notice procedures for bringing either a stockholder proposal at an annual meeting or a stockholder nomination for a candidate for the Board of Directors at an annual meeting or special meeting called for the purpose of electing directors, are summarized as follows:

•	a proposal or nomination must be received by our Secretary not less than 90 days and not more than 120 days before the anniversary date of the previous annual meeting of stockholders; or

•	if the meeting is not held within 30 days of the anniversary date of the previous annual meeting, or a special meeting of stockholders is called for the purpose of electing directors, then a proposal or nomination must be received by the Secretary within 10 days after the notice of the meeting is mailed to stockholders or public disclosure of the date of the annual meeting is made, whichever occurs first.

The proponent must include the following information in his or her notice of a stockholder proposal:

•	a brief reasoned description of the business to be brought at the meeting;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with other persons in connection with the proposal and any material interest the proponent has in the proposal; and

•	a representation that the proponent will appear in person or by proxy at the meeting.

A notice of a nomination of a candidate to our Board of Directors must include the following:

•	the name, age, business address and residence of the nominee;

•	the principal occupation of the nominee;

•	the class and the number of shares of our capital stock owned beneficially or of record by the nominee;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with the nominee;

•	written consent of the nominee to being named as a nominee and serving as a director if elected;

•	a representation that the proponent will appear in person or by proxy at the meeting; and

•	other information regarding the proponent as required by the Securities Exchange Act of 1934 and related rules of the Securities and Exchange Commission.

Limitation on Liability of Directors

The Restated Certificate of Incorporation, as amended, limits the directors’ liability to stockholders and to MEMC. Specifically, a director is not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for a director’s:

•	breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions that are either not in good faith or which involve his or her intentional misconduct or a knowing violation of law;

•	unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL; and

•	participation in a transaction from which he or she received an improper personal benefit.

The effect of these provisions on our stockholders is to eliminate their rights and our rights, through stockholders’ derivative suits on behalf of MEMC, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. These provisions, however, will not limit the liability of directors to our stockholders under federal securities laws.

Provisions of the Restated Certificate of Incorporation and Restated By-Laws That May Have Anti-Takeover Effects

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may have anti-takeover effects. These provisions relate to the composition of our Board of Directors, the manner in which our stockholders may take corporate action, the ability of our stockholders to call special meetings, and the procedures to be followed to bring a stockholder proposal or to nominate a candidate to our Board of Directors, all as described above under “—Board of Directors,” “—Stockholder Consents and Special Meetings,” and “—Stockholder Proposals or Nominations.” These provisions may delay, defer or make more difficult a takeover attempt of us that our common stockholders may otherwise consider to be in their best interests. Such provisions currently have limited significance to our common stockholders, however, because TPG, through its beneficial ownership of a majority of our voting stock, can currently elect all of our directors and control our direction and policies. See “Risk Factors—TPG has sufficient voting power to control our direction and policies, and could prevent a favorable acquisition of us.” After the offering, TPG will beneficially own approximately 25% of our common stock and, thus, will continue to have significant influence over matters requiring stockholder approval.

Delaware Business Combination Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions specified therein, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, unless:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction began, excluding certain shares; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving MEMC and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of MEMC involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving MEMC that has the effect of increasing the proportionate share of the stock or any class or series of MEMC beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through MEMC.

Except as otherwise specified in Section 203 of the DGCL, an interested stockholder is generally defined to include:

•	any person that owns or did own, 15% or more of our outstanding voting stock, or is an affiliate or associate of MEMC and was the owner of 15% or more of our outstanding voting stock at any time within three years immediately before the date of determinations; and

•	the affiliates and associates of any such person.

The provisions of Section 203 of the DGCL may encourage persons interested in acquiring us to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

We have not elected to be exempt from the restrictions imposed under Section 203 of the DGCL. However, a special committee of our Board of Directors unanimously approved the transaction pursuant to which TPG became an interested stockholder, solely for purposes of Section 203 of the DGCL. Consequently, the prohibitions of Section 203 do not apply to any transactions between MEMC and TPG.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C., 2 North LaSalle Street, P.O. Box A3504, Chicago, Illinois 60690.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax and estate tax consequences relating to the purchase, ownership and disposition of our common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986 (the Code), as amended to the date hereof, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of the prospectus may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future.

This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the Code. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. This summary does not consider the effect of any applicable state, local or foreign tax laws.

When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the U.S.;

•	a corporation or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Special rules may apply to certain non-U.S. holders, such as former U.S. citizens or residents, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax. Such holders should consult their own tax advisors to determine the U.S. federal, state, local, foreign, and other tax consequences that may be relevant to them.

Taxation of Dividends and Dispositions

Dividends on Common Stock

In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of the non-U.S. holder’s tax basis in the common stock, and to the extent such portion exceeds the non-U.S. holder’s tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to the U.S. federal withholding tax at a 30% rate, subject to the two following exceptions.

•

Dividends effectively connected with a trade or business of a non-U.S. holder and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder within the United States, generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements, and generally will be subject to U.S. federal income tax on a net income basis. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

Dispositions of Common Stock

Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, provided that our common stock is “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

We do not believe we have been or currently are, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual non-U.S. holder at the time of death generally will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information Reporting

The payment of a dividend to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements are satisfied. The payment of proceeds from the sale or other disposition of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale or other disposition of the common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or other agreement.

Backup Withholding

Backup withholding is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of common stock is subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if dividends are subject to the withholding tax described above under “Dividends on Common Stock,” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

THE U.S. FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms of an underwriting agreement, which we will file as an exhibit to our Current Report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	9,125,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	9,125,000

Total	18,250,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to selected dealers, that may include the underwriters, at such public offering price less a selling concession not in excess of $0.10 per share. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. The underwriting discounts and commissions are equal to the public offering price per share, less the amount per share the underwriters pay to the selling stockholders per share.

Per share	$0.16
Total	$2,920,000

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $225,000. All of these expenses will be paid by the selling stockholders.

Lock-up Agreements

Each of the selling stockholders has agreed under its lock-up agreement that, without the prior written consent of Lehman Brothers and Merrill Lynch, it will not offer, sell or otherwise dispose of any shares of our capital stock or any securities which may be converted into or exchanged for any shares of our capital stock until 90 days after the date of this prospectus supplement.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	A short position involves a sale by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase in the offering, which creates the short position. This short position may be either a covered short position or a naked short position. Because the underwriter does not have an option to purchase additional shares from us, any short position will be a naked short position. The underwriter will close out any short position by purchasing shares in the open market.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in the offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

Some of the underwriters and their affiliates have engaged in, are engaging in and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received and may in the future receive customary fees and expenses for these commercial and investment banking transactions.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Bryan Cave LLP, Washington, DC. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas.

EXPERTS

The consolidated financial statements and schedule of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the consolidated financial statements of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2004 and 2003, and each of the years in the three-year period ended December 31, 2004 contained an explanatory paragraph that the Company changed its method of accounting for spare parts in 2003 as discussed in note 3 to the financial statements.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that MEMC Electronic Materials, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not employ personnel with adequate expertise in matters related to the accounting for income taxes. As a result of this deficiency in the Company’s internal control over financial reporting, management did not detect errors in the accounting for income tax amounts and disclosures in a timely manner as of and for the year ended December 31, 2004. Specifically, errors were detected that resulted in a net understatement of current tax expense and an additional error was detected that resulted in an understatement of deferred tax benefit. In addition, errors were identified in the Company’s initial income tax footnote disclosures.

The financial statements of Taisil Electronic Materials Corporation as of December 31, 2002, and for the year then ended, have been incorporated by reference herein in reliance upon the reports of KPMG Certified Public Accountants, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

MEMC Electronic Materials, Inc.

Common Stock

Warrants

The selling stockholders named in this prospectus may from time to time sell up to 40,000,000 shares of our common stock and warrants to purchase up to 10,000,000 shares of our common stock (the “Selling Stockholder Warrants”) or up to 10,000,000 shares of our common stock issuable upon exercise of the Selling Stockholder Warrants. Each Selling Stockholder Warrant entitles its holder to purchase one share of common stock from us at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. We will not receive any proceeds from the sale of shares and Selling Stockholder Warrants by the selling stockholders. We will, however, receive $3.00 per share in cash, our senior subordinated secured notes or our warrants upon exercise of the Selling Stockholder Warrants.

The selling stockholders may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

The shares of our common stock are listed on the New York Stock Exchange under the symbol “WFR.” On January 20, 2004, the last sale price of the shares as reported on the New York Stock Exchange was $11.73 per share. We have filed an application with the New York Stock Exchange to list the Selling Stockholder Warrants.

The selling stockholders may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers. For information about the distribution of the securities offered hereby, please see “Plan of Distribution” in this prospectus.

Investing in our securities involves risks that are described under “ Risk Factors”

beginning on page 2 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 4, 2004.

You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you information that differs from the information in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus, even if this prospectus is delivered to you after that date or you buy our securities after that date. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Information contained on our website does not constitute part of this prospectus.

In this prospectus, “MEMC,” “our company,” “we,” “us,” and “our” refer to MEMC Electronic Materials, Inc. and its consolidated subsidiaries. MEMC®, Technology Is Built On Us®, Magic Denuded Zone®, MDZ®, ADVANTA™, OPTIA™ and AEGIS™ are our trademarks in the U.S. and other jurisdictions.

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THE COMPANY

We are a leading worldwide producer of wafers for the semiconductor industry. We are one of the top four wafer suppliers in the world with more than a 10% share of the overall market. We operate manufacturing facilities in every major semiconductor manufacturing region throughout the world, including Europe, Japan, Malaysia, South Korea and the United States and through an unconsolidated joint venture in Taiwan. Our customers include virtually all of the major semiconductor device manufacturers in the world, including the major memory, microprocessor and applications specific integrated circuit, or ASIC, manufacturers, as well as the world’s largest foundries. We provide wafers in sizes ranging from 100 millimeters (4 inch) to 300 millimeters (12 inch) and in three general categories: prime polished, epitaxial and test/monitor. A prime polished wafer is a highly refined, pure wafer with an ultra-flat and ultra-clean surface. An epitaxial wafer consists of a thin, silicon layer grown on the polished surface of the wafer. A test/monitor wafer is substantially the same as a prime polished wafer, but with some less rigorous specifications.

We believe we were the first merchant manufacturer of wafers, and we have been a pioneer in the wafer industry for over four decades. As a result of our strong focus on technology innovation, we hold over 600 U.S. and foreign patents on our products and processes and have over 750 U.S. and foreign patent applications on file. The foreign patents and patent applications are generally counterparts of our U.S. patents and patent applications.

Almost all semiconductors are manufactured from wafers, and thus the performance of the wafer industry is highly correlated to the performance of the semiconductor device industry. Similar to the semiconductor device industry, the silicon wafer market is characterized as a cyclical industry. The silicon wafer industry grew at a compound annual growth rate of 9% from 1,177 million square inches in 1985 to 4,784 million square inches in 2002, according to Gartner Dataquest estimates. In 2002, silicon wafer volumes increased 19%, according to Gartner Dataquest. The increased demand resulted in higher capacity utilization in the silicon wafer industry and in a stable pricing environment through most of 2002, according to Gartner Dataquest.

The fabrication of semiconductor devices requires a large number of complex and repetitive processing steps to layer different materials and imprint various features on a single wafer. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics such as flatness, silicon purity and uniform crystal structures. As markets for semiconductor devices continue to evolve and become more specialized, we believe device manufacturers recognize the enhanced role that wafers and other materials play in improving device performance and reducing their production costs.

Over the past decade, we believe the wafer industry has consolidated from approximately twenty suppliers, with the six top wafer suppliers each having more than a 10% share of the overall market, to approximately ten suppliers, with the four top wafer suppliers each having more than a 10% share of the overall market. We believe this change in the competitive landscape is causing segmentation between larger and smaller producers with larger manufacturers gaining an increasing share of the overall wafer market. Semiconductor device manufacturers seek suppliers with whom they can better align wafer technology development with their own product development efforts. We believe our ability to offer advanced technology capabilities, a broad product portfolio and superior service enables us to meet our customers’ exacting device requirements and allows us to compete effectively in the wafer industry.

We were incorporated in 1984 as a Delaware corporation. On November 13, 2001, an investor group led by Texas Pacific Group and including TPG Wafer Holdings LLC and funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG) acquired beneficial ownership of approximately 72% of our outstanding common stock and approximately $910 million of our debt from E.ON AG. Most of the debt acquired from E.ON was restructured into our senior subordinated secured notes, warrants and convertible preferred stock. In July 2002, the preferred stock and accumulated but unpaid dividends thereon was converted into 125,010,556 shares of our common stock. In May 2003, TPG sold 15,300,000 shares of our common stock in a public offering. TPG currently beneficially owns approximately 78.7% of our outstanding common stock. Our principal executive offices are located at 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376, and our telephone number at that address is (636) 474-5000.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following factors, together with the other information contained and incorporated by reference in this prospectus, before purchasing these securities. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our securities to decline, and you may lose part or all of your investment.

Risks Related to Our Business

Our business depends on the semiconductor device industry and if that industry experiences downturns, our sales could decrease and we could be forced to reduce our prices while maintaining fixed costs, all of which could have significant negative effects on our operating results and financial condition.

Our business depends in large part upon the market demand for our customers’ semiconductors and products utilizing semiconductors. The semiconductor device industry experiences:

•	rapid technological change;

•	product obsolescence;

•	price erosion; and

•	wide fluctuations in product supply and demand.

From time to time, the semiconductor device industry has experienced significant downturns. These downturns often occur in connection with declines in general economic conditions. Some of these downturns have lasted for more than a year and have resulted in a substantial decrease in demand for our products. If the semiconductor device industry experiences future downturns, we will face pressure to reduce prices and we may need to further rationalize capacity and reduce fixed costs. At the same time, our ability to reduce expenditures for capital, research and development and global infrastructure during an industry downturn is limited because of the need to maintain our competitive position. If we are unable to reduce our expenses sufficiently to offset reductions in price and volume, our operating results and financial condition could be materially adversely affected.

Our loan instruments contain highly restrictive covenants any of which, if violated, would, upon election of the lenders, cause outstanding amounts under each of our loan instruments to become immediately due and payable and we might not have sufficient funds and assets to pay such loans.

We are a party to a $150 million Citibank/UBS revolving credit facility, a $35 million TPG revolving credit facility and an indenture for our senior subordinated secured notes. These loan instruments contain highly restrictive covenants, including covenants to maintain minimum quarterly consolidated EBITDA, minimum monthly consolidated backlog, minimum monthly consolidated revenues, maximum annual capital expenditures and other covenants customary for revolving loans and indentures of this type and size. A continuing violation of any of these covenants, which in our highly cyclical industry could occur in a sudden or sustained downturn, would be deemed an event of default under all of these loan instruments. In such event, upon election of the lenders or noteholders, the loan commitments under the revolving credit facilities would terminate and the loans and accrued interest then outstanding under the credit facilities and the senior subordinated secured notes and related accrued interest would be due and payable immediately. We may not have sufficient funds and assets to cover any such required payments and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

In the event TPG does not continue to own a substantial portion of our stock, we would be required to immediately repay outstanding loans and accrued interest under our credit facilities and to repurchase our senior subordinated secured notes upon election of the lenders or noteholders, and we may not have the funds or assets to meet those obligations.

If (1) TPG’s ownership interest in us is reduced below 15% (or, in the case of the indenture, 30%) of our total outstanding equity interests, (2) another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or (3) a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated, then, upon election of the lenders or noteholders:

•	the loan commitments under the $150 million Citibank/UBS revolving credit facility and the $35 million TPG revolving credit facility would terminate, and the loans and accrued interest then outstanding would become immediately due and payable; and

•	the holders of the senior subordinated secured notes would have the right to require us to repurchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

We may not have sufficient funds to make the required payments or repurchases and may not be able to obtain replacement financing on a timely basis or at all. This would have a material adverse effect on us.

Outstanding borrowings under the $150 million Citibank/UBS revolving credit facility would become immediately due and payable upon election of the lenders in the event any guarantor does not renew its guaranty, terminates its guaranty or defaults under its guaranty.

The $150 million Citibank/UBS revolving credit facility is guaranteed by certain of the TPG entities. The terms of the guaranties are shorter than the term of the revolving credit facility, and each guarantor may terminate its guaranty. In the event a guarantor does not renew its guaranty through the term of the revolving credit facility and the lenders have not received cash collateral or a replacement guaranty executed by a replacement guarantor satisfactory to the lenders, a guarantor terminates its guaranty, or a guarantor defaults under its guaranty, then, upon election of the lenders, the loan commitments under the revolving credit facility would terminate and the loans and accrued interest under the facility would be due and payable immediately. In any of these events, the guarantors have severally agreed to make new revolving credit loans available to us on terms and conditions substantially similar to the $150 million Citibank/UBS revolving credit facility except with 2% higher interest rates. The guarantors may not have sufficient funds and assets to provide this replacement financing, and we may not be able to obtain the replacement financing on a timely basis or at all. If this happened, the lenders could foreclose on the assets pledged as collateral under this loan.

We have had significant operating and net losses, and we may have future losses.

Prior to 2002, we had not reported an annual operating profit since 1996. Until 2003, we had not reported annual net earnings since 1996. Our cumulative losses allocable to common stockholders from 1997 through 2001 totaled approximately $1 billion. In 2002, we had operating income of $65 million and a net loss allocable to common stockholders of $22 million. We cannot predict whether we will experience operating losses and net losses in the future.

We are subject to periodic fluctuations in foreign currency exchange rates which can cause reported financial results to vary significantly from period to period.

Approximately 64% of our sales in 2002 were made outside North America. We expect that international sales will continue to represent a significant percentage of our total sales. In addition, a significant portion of our manufacturing operations is located outside of the United States. Sales outside of the United States expose us to currency exchange rate fluctuations. Our risk exposure from these sales is primarily related to Euro, Japanese Yen and Korean Won. Our risk exposure from expenses at international manufacturing facilities is concentrated in Euro, Japanese Yen, Korean Won and Malaysian Ringgit. To the extent that our sales in foreign currencies occur at foreign sites which incur expenses in those currencies, our net exposure is reduced. We generally hedge receivables denominated in foreign currencies at the time of sale.

Our foreign subsidiaries have debt denominated in Euro, Japanese Yen, Korean Won and U.S. Dollar. We generally do not hedge these net foreign currency exposures.

Taisil Electronic Materials Corporation, or Taisil, our unconsolidated joint venture in Taiwan, has sales denominated primarily in the U.S. Dollar and operating expenses primarily denominated in the New Taiwanese Dollar and U.S. Dollar. Taisil has debt denominated in the New Taiwanese Dollar and U.S. Dollar. For U.S. generally accepted accounting principles, Taisil uses the U.S. Dollar as its functional currency and does not hedge net New Taiwanese Dollar exposures. To date, we have not hedged our net New Taiwanese Dollar exposure related to our investment in Taisil.

We have entered into certain Yen-denominated intercompany loans with our wholly owned Japanese subsidiary. These intercompany loan balances are eliminated during the consolidation of our financial results. The effect of our translation of Yen-denominated amounts to U.S. Dollars can result in currency gains or losses in our statements of operations as a result of foreign exchange rate movements. We currently do not use financial instruments to hedge these intercompany translation-based exposures. These practices may change as economic conditions change.

We recognized net currency gains (losses) totaling approximately $11 million in 2002 and ($4) million in 2001. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We experience intense competition in the wafer industry which could force us to reduce our prices to retain market share or face losing market share and revenues.

We face intense competition in the wafer industry from established manufacturers throughout the world. If we cannot compete effectively with other wafer manufacturers, our operating results could be materially adversely affected. Some of our competitors have substantial financial, technical, engineering and manufacturing resources to develop products that currently, and may in the future, compete favorably against our products.

We compete on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We expect that our competitors will continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. We may need to reduce our prices to retain market share, which could have a material adverse effect on our operating results.

If we fail to meet changing customer demands, we may lose customers and our sales could suffer.

The wafer industry changes rapidly. Changes in our customers’ requirements result in new and more demanding technology, product specifications and diameters, and manufacturing processes. Our ability to remain competitive will depend upon our ability to develop technologically advanced products and processes. We must continue to meet the increasingly demanding requirements of our customers on a cost-effective basis. As a result, we expect to continue to make significant investments in research and development and equipment. We cannot be certain that we will be able to successfully introduce, market and cost effectively manufacture any new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs or achieve market acceptance.

We are subject to periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Economic downturns in the Asia Pacific region and Japan have affected our operating results in the past, and economic downturns in those and other regions in which we operate could affect our operating results in the future. Additionally, other factors may have a material adverse effect on our operations in the future, including:

•	the imposition of governmental controls or changes in government regulation;

•	export license requirements;

•	restrictions on the export of technology;

•	geo-political instability; and

•	trade restrictions and changes in tariffs.

We cannot predict whether economic risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them into our business, which may impair our financial performance.

If we find appropriate opportunities, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimated useful lives, any of which might harm our business, financial condition or results of operations.

Our loan instruments restrict our borrowings and use of proceeds, thereby limiting our ability to raise capital and obtain alternative funding sources.

Under the terms of the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated secured notes, we generally cannot borrow from third parties or pledge assets without the consent of the lenders or note holders, as the case may be. Under these instruments, we are also generally required to use 75% of the net proceeds from the issuance of debt or equity as follows:

•	first, to repay outstanding borrowings under the $150 million Citibank/UBS revolving credit facility;

•	second, if such borrowings are repaid in full, to repay outstanding borrowings under the $35 million TPG revolving credit facility; and

•	third, if such borrowings are repaid in full, to offer to redeem the senior subordinated secured notes.

These restrictions limit not only our ability to raise capital but our ability to obtain alternate funding sources.

Early redemption of senior subordinated secured notes would cause us to recognize significant interest expense, adversely affecting our net earnings.

If any of our senior subordinated secured notes are redeemed prior to their maturity in 2007, on the redemption date we would recognize interest expense equal to the remaining unaccreted face value of the notes redeemed and the related accrued but unpaid stated interest, which could have a material adverse effect on our net earnings. At September 30, 2003, the accreted value of these notes was approximately $1.9 million; however, the face value of these notes plus accrued stated interest was approximately $58 million. We could be required to redeem all or a portion of the notes in the following circumstances:

•	We have issued debt or equity and have net proceeds remaining after applying 75% of the net proceeds to repay in full any outstanding obligations under our Citibank/UBS and TPG revolving credit facilities;

•	We have net proceeds from the sale of assets or property;

•	We have net insurance proceeds from losses or damages to property or assets which are not used to restore or replace the damaged property or assets;

•	We experience a change of control such that TPG’s ownership interest in us is reduced below 30% of our total outstanding equity interests, another person or group acquires ownership of a greater percentage of our outstanding equity than TPG, or a majority of our Board of Directors is neither nominated by our Board of Directors nor appointed by directors so nominated; or

•	We are in default under our loan instruments.

Because we cannot easily transfer production of specific products from one of our manufacturing facilities to another, manufacturing delays at a single facility could result in a loss of product volume.

It typically takes three to six months for our customers to qualify a manufacturing facility to produce a specific product, but it can take longer depending upon a customer’s requirements and market conditions. Interruption of operations at any of our primary wafer manufacturing facilities could result in delays or cancellations of shipments of wafers and a loss of product volume. Likewise, interruption of operations at our granular polysilicon manufacturing facility could adversely affect our wafer manufacturing throughput and yields and could result in our inability to produce certain qualified wafer products, delays or cancellations of shipments of wafers and a loss of product volume. A number of factors could cause interruptions, including labor disputes, equipment failures, or shortages of raw materials or supplies. Unions represent employees at our wafer facilities in St. Peters, Missouri, Italy and South Korea and our granular polysilicon facility in Pasadena, Texas. A strike at any of these facilities could cause interruptions in manufacturing. We cannot be certain that alternate qualified capacity would be available on a timely basis or at all. This could have a material adverse effect on our results of operations.

Our dependence on single and limited source suppliers could require us to obtain new qualifications from customers and adversely affect our manufacturing throughput and yield.

We obtain substantially all of our requirements for several raw materials, equipment, parts and supplies from sole suppliers. Likewise, we obtain all of our requirements for granular polysilicon from our facility in Pasadena, Texas. In the case of granular polysilicon, we believe that we could substitute chunk polysilicon for granular polysilicon. However, in either case, it may take us several months to transition to a new supplier and we may be required to obtain new qualifications from our customers in order to change or substitute materials or sources of supply. We cannot predict whether we would be successful or how long the qualification process would take. In addition, our manufacturing process could be interrupted and our manufacturing throughput and yields could be adversely affected. A failure to obtain a new qualification or a decrease in our manufacturing throughput or yields could have a material adverse effect on our operating results.

From time to time we have experienced limited supplies of certain raw materials, equipment, parts and supplies. Because of the cyclical nature of our industry, we may experience shortages of our key raw materials, equipment, parts and supplies in the future. Increases in prices resulting from these shortages could have a material adverse effect on our operating results.

If we do not continue to reduce our manufacturing costs and operating expenses, we may not be able to compete effectively in our industry.

The success of our business depends, in part, on our continuous reduction of manufacturing costs and operating expenses. The wafer industry has historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our manufacturing costs and operating expenses sufficiently to offset future price erosion, our operating results will be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. These activities have included closure of facilities, reduction of headcount, refinement of our processes and efforts to increase yields and reduce cycle time. In addition, our 2001 financial restructuring resulted in substantially reduced depreciation expense. We cannot assure you that we will be able to continue to reduce our manufacturing costs and operating expenses. Moreover, any future closure of facilities or reduction of headcount may adversely affect our ability to manufacture wafers in required volumes to meet customer demand and may result in other production disruptions.

We have a limited number of principal customers and a loss of one or several of those customers would hurt our business.

Our operating results could materially suffer if we experience a significant reduction in, or loss of, purchases by one or more of our top customers. We made approximately 63% of our sales to ten customers in 2002. Samsung and STMicroelectronics each accounted for more than 10% of our sales in 2002.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know how. We try to protect our intellectual property rights based on trade secrets and patents as part of our ongoing research, development and manufacturing activities. However, we cannot be certain that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. Moreover, we cannot be certain that our patents do or will provide us with a competitive advantage.

The protection of our intellectual property rights and the defense of claims of infringement against us by third parties may subject us to costly patent litigation.

Any litigation in the future to enforce patents issued to us, to protect trade secrets or know how possessed by us or to defend us or indemnify others against claimed infringement of the rights of others could have a material adverse effect on our financial condition and operating results. From time to time, we receive notices from other companies that we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation, which could have a material adverse effect on us. Regardless of the validity or successful outcome of any such intellectual property claims, we may need to expend significant time and expense to protect our intellectual property rights or to defend against claims of infringement by third parties, which could have a material adverse effect on us. If we lose any such litigation, we may be required to:

•	pay substantial damages;

•	seek licenses from others; or

•	change, or stop manufacturing or selling, some of our products.

Any of these outcomes could have a material adverse effect on our business, results of operations or financial condition.

We are subject to numerous environmental laws and regulations which could require us to discharge environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of foreign, federal, state and local laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials could be released to the environment at properties owned or operated by us, at other locations during the transport of materials, or at properties to which we send substances for treatment or disposal. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims. Groundwater and/or soil contamination has been detected at four of our facilities. We believe we are taking all necessary remedial steps at these facilities. The aggregate remediation cost for these facilities is expected to be approximately $5.0 million over the next 30 years. As a result, we do not expect these known conditions to have a material impact on our business. However, environmental issues relating to presently known or unknown matters could require additional investigation, assessment or expenditures. In addition, new laws and regulations or stricter enforcement of existing laws and regulations could give rise to additional compliance costs or liabilities.

Risks Related to this Registration Statement and Ownership of Our Securities

Future sales of shares of our common stock, or warrants exercisable for our common stock, may depress the price of our common stock.

If the selling stockholders sell a substantial number of shares of our common stock or warrants to purchase our common stock in the public market, or investors become concerned that substantial sales might occur, the market price of our common stock could decrease. We have granted TPG registration rights with respect to all of TPG’s shares and warrants as described under “Selling Stockholders—Relationship with MEMC—Registration Rights Agreement.” Future sales of our common stock or warrants to purchase our common stock by TPG in the public market, or the perception that such sales might occur, could cause such a decrease in the price of our common stock.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may be affected by various factors, including:

•	quarterly fluctuations in our operating results resulting from factors such as timing of orders from and shipments to major customers, product mix and competitive pricing pressures;

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the semiconductor device and wafer industries;

•	developments in patent or other proprietary rights;

•	changes in our relationships with our customers;

•	interruption of operations at our manufacturing facilities;

•	actual or perceived changes in our relationship with our majority owners;

•	the size of the public float of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Technology company stocks in general have experienced extreme price and trading volume fluctuations that often have been unrelated to the operating performance of these companies. This market volatility may adversely affect the market price of our common stock.

TPG has sufficient voting power to control our direction and policies, which could prevent a favorable acquisition of us and create other conflicts of interest between us and TPG.

TPG, through its 78.7% beneficial ownership interest of our common stock, has sufficient voting power to control our direction and policies, including controlling any merger, consolidation or sale of all or substantially all of our assets. For example, under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to any person or group to the extent that the equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. TPG currently possesses the power to elect all of our directors through its beneficial ownership of our voting stock. Five of the ten members of our current Board of Directors are partners or employees of certain TPG entities. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to our other stockholders. In addition, certain TPG entities have provided us with a $35 million revolving credit facility and guarantees of the $150 million Citibank/UBS revolving credit facility. We pay substantial fees to TPG and its affiliates in connection with the $35 million revolving credit facility and a management advisory agreement. These arrangements may also create conflicts of interest between us and TPG.

Certain provisions of our Restated Certificate of Incorporation and Restated By-Laws could delay or make more difficult a change of control or change in management that would benefit our stockholders.

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may delay, defer or make more difficult:

•	a merger, tender offer or proxy contest;

•	the assumption of control by a holder of a large block of our securities; and

•	the replacement or removal of current management by our stockholders.

For example, our Restated Certificate of Incorporation, as amended, divides the Board of Directors into three classes, with members of each class to be elected for staggered three-year terms. This provision may make it more difficult for stockholders to change the majority of directors and may frustrate accumulations of large blocks of common stock by limiting the voting power of such blocks. This may further discourage a change of control or change in current management.

These provisions may limit participation by our stockholders in any merger or other change of control transaction, whether or not the transaction is favored by current management or would be favorable to our stockholders. These provisions may also make removal of current management by our stockholders more difficult, even if such removal would be beneficial to the stockholders generally.

In addition, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock without the vote of our holders of common stock, subject to certain restrictions on the issuance of preferred stock contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated notes. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the New York Stock Exchange. During the twelve months ended December 31, 2003, the average daily trading volume for our common stock as reported by the NYSE was 504,636 shares. Even if we achieve a wider dissemination as to the shares offered by the selling stockholders pursuant to this prospectus, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

There is no public market for the warrants offered by this prospectus which could result in your inability to resell the securities.

There is no existing trading market for the Selling Stockholder Warrants offered by this prospectus. We have applied to list the Selling Stockholder Warrants on the New York Stock Exchange. There can be no assurance regarding the approval of our listing application by the New York Stock Exchange, the development of a market for these Selling Stockholder Warrants, the ability of the holders to sell the Selling Stockholder Warrants or the price at which the holders may be able to sell the Selling Stockholder Warrants.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The following statements are or may constitute forward-looking statements:

•	statements set forth in this prospectus or statements incorporated by reference from documents we have filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including but not limited to any statements contained herein or therein concerning:

•	our belief that it is more likely than not that, with our projection for future taxable income and after consideration of the valuation allowance, we will generate sufficient taxable income to realize the benefits of the net deferred tax assets existing at September 30, 2003;

•	our belief that the potential increase in the book value of debt could impact the timing of future interest expense accretion;

•	our expectation that our effective income tax rate in 2003 will be 25%;

•	our expectation that depending on our customers’ fab shutdown schedules during the holiday season, our net sales in the 2003 fourth quarter will increase by approximately 3 to 5 percentage points compared to the 2003 third quarter;

•	our anticipation that our operating results will improve sequentially in the 2003 fourth quarter compared to the 2003 third quarter;

•	our expectation that our capital expenditures for the year ended December 31, 2003 will be in the range of $80 to $90 million;

•	the interest expense we expect to record in our statement of operations related to accretion of our senior subordinated secured notes in each of the years 2003 though 2007;

•	the impact of the implementation of FIN 46 and SFAS Nos. 143, 146, 149 and 150;

•	the impact of an adverse change in interest and currency exchange rates;

•	the amount of the restructuring reserve expected to be utilized in the remainder of 2003;

•	our expectation that we will not pay dividends on our common stock in the foreseeable future;

•	expectations regarding growth of the semiconductor industry;

•	the expectation that the 200 millimeter wafer will be the primary wafer size until at least 2007;

•	our belief that we have substantially reduced annual sales necessary to achieve operating income;

•	our belief that we can obtain additional production capacity incrementally with capital expenditures consisting primarily of equipment purchases and installation;

•	future availability of chunk polysilicon;

•	our ability to find adequate alternative sources of supply of raw materials, equipment, parts and supplies obtained from sole source suppliers;

•	our expectations regarding future investments in research and development and equipment;

•	our expectation that international sales will continue to represent a significant percentage of our total sales;

•	our expectation that the net result of the pushdown of the contingent payment by TPG to E.ON, the extension of the useful lives of property, plant and equipment and the increase in our planned 2003 capital expenditures will favorably impact the quarterly run rate of depreciation and amortization by approximately $2.5 million per quarter;

•	the expected impact of groundwater and/or soil contamination at some of our facilities; and

•	our expectation that our pension expense will increase;

•	our expectation regarding the aggregate environmental remediation costs at some of our facilities;

•	the impact of litigation on us;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially are set forth under “Risk Factors” beginning on page 2.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

RECENT DEVELOPMENTS

On January 27, 2004, we reported financial results for the fourth quarter and year ended December 31, 2003. Net sales were $205 million for the 2003 fourth quarter compared to $195.9 million for the 2003 third quarter. The increase in net sales was primarily a result of increased product volumes, partially offset by a decline in overall average selling prices. We reported gross margin in the 2003 fourth quarter of $64.4 million, or 31.4% of net sales, compared to $58.5 million, or 29.9% of net sales, in the 2003 third quarter. Operating income of $39.7 million, or 19.4% of net sales was achieved in the 2003 fourth quarter, up from operating income of $36.5 million, or 18.6% of net sales for the 2003 third quarter. We reported net income available to common stockholders of $34.4 million, or $0.15 per diluted share, for the 2003 fourth quarter compared to $35.2 million, or $0.16 per diluted share, in the 2003 third quarter.

For the year ended December 31, 2003, our net sales increased 14% to $781.1 million, compared to $687.2 million in 2002. Gross margin increased to $232.8 million, or 30% of net sales in 2003, compared to $173.5 million or 25% of net sales in 2002. We reported net income available to common stockholders of $116.6 million, or $0.53 per diluted share, for the year ended December 31, 2003, compared to a net loss allocable to common stockholders of $22.1 million, or $0.17 per diluted share, in 2002.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock and the Selling Stockholder Warrants hereunder by the selling stockholders. We will, however, receive $3.00 per share in cash, our senior subordinated secured notes or our warrants upon exercise of the Selling Stockholder Warrants. The holders of the Selling Stockholder Warrants are under no obligation to exercise them any time or at all. If all of the Selling Stockholder Warrants are exercised for cash, we will receive aggregate consideration of $30,000,000. We intend to use any proceeds from the exercise of the Selling Stockholder Warrants for general corporate purposes.

SELLING STOCKHOLDERS

TPG Wafer Holdings LLC may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement up to an aggregate of 40,000,000 shares of our common stock. All of the shares of common stock being registered for sale by TPG Wafer Holdings LLC were issued to TPG Wafer Holdings LLC in connection with a purchase and restructuring transaction on November 13, 2001. See “—Relationship with MEMC,” below. Our registration of the 40,000,000 shares of common stock held by TPG Wafer Holdings LLC does not necessarily mean that TPG Wafer Holdings LLC will sell all or any of such shares of common stock.

In addition, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TPG Wafer Partners LLC and TPG Wafer Management LLC may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement Selling Stockholder Warrants to purchase up to an aggregate of 10,000,000 shares of our common stock or up to 10,000,000 shares of our common stock issuable upon exercise of the Selling Stockholder Warrants. Each Selling Stockholder Warrant entitles its holder to purchase one share of common stock from us at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. All of the Selling Stockholder Warrants being registered for sale by the selling stockholders were issued to them in connection with a purchase and restructuring transaction on November 13, 2001. See “—Relationship with MEMC,” below. Our registration of the Selling Stockholder Warrants does not necessarily mean that the selling stockholders will sell all or any of such Selling Stockholder Warrants.

Beneficial Ownership

The following table sets forth, as of December 31, 2003, the number of shares of our common stock and warrants that the selling stockholders and their affiliates beneficially own and the number of shares and warrants being registered for sale by each of the selling stockholders. The percentage of outstanding shares beneficially owned before the offering is based on 207,002,577 shares of common stock outstanding as of December 31, 2003 and assumes the exercise in full of the 16,666,667 warrants currently held by the selling stockholders including the 10,000,000 Selling Stockholder Warrants. The number and percentage of shares beneficially owned after the offering assumes the sale of the 40,000,000 shares of common stock, the sale of the 10,000,000 Selling Stockholder Warrants or the underlying shares of common stock offered by the selling stockholders and the exercise in full of such Selling Stockholder Warrants and the remaining 6,666,667 warrants held by the selling stockholders. The number and percentage of warrants beneficially owned after the offering assumes the sale of all 10,000,000 Selling Stockholder Warrants offered by the selling stockholders but no exercise of the Selling Stockholder Warrants or the remaining 6,666,667 warrants held by the selling stockholders.

	Shares Beneficially Owned Prior to the Offering(1)		Warrants Beneficially Owned Prior to Offering		Shares Being Offered	Warrants Being Offered(2)	Shares Beneficially Owned After the Offering		Warrants Beneficially Owned After Offering
Name	Number	Percent	Number	Percent			Number	Percent	Number	Percent
TPG Wafer Holdings LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	175,943,193	78.7%	16,666,667	100%	40,000,000	0	125,943,193	56.3%	6,666,667	40%

Green Equity Investors III, L.P. c/o Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90025	175,943,193	78.7%	16,666,667	100%	0	1,955,323	125,943,193	56.3%	6,666,667	40%

Green Equity Investors Side III, L.P. c/o Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90225	175,943,193	78.7%	16,666,667	100%	0	14,677	125,943,193	56.3%	6,666,667	40%

TCW/Crescent Mezzanine Partners III, L.P. (3) 11100 Santa Monica Boulevard, Suite 2000 Los Angeles, CA 90225	175,943,193	78.7%	16,666,667	100%	0	1,839,378	125,943,193	56.3%	6,666,667	40%

TCW/Crescent Mezzanine Trust III (3) 11100 Santa Monica Boulevard Suite 2000 Los Angeles, CA 90025	175,943,193	78.7%	16,666,667	100%	0	130,622	125,943,193	56.3%	6,666,667	40%

TPG Wafer Partners LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	175,943,193	78.7%	16,666,667	100%	0	5,910,000	125,943,193	56.3%	6,666,667	40%

TPG Wafer Management LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	175,943,193	78.7%	16,666,667	100%	0	150,000	125,943,193	56.3%	6,666,667	40%

TOTAL	175,943,193	78.7%	16,666,667	100%	40,000,000	10,000,000	125,943,193	56.3%	6,666,667	40%

(1)	Based on information provided by TPG Wafer Holdings LLC (“TPG Wafer Holdings”) and contained in a Schedule 13D jointly filed with the Securities and Exchange Commission by TPG Wafer Holdings, TPG Wafer Partners LLC (“TPG Wafer Partners”), TPG Advisors III, Inc., T(3) Advisors, Inc., T(3) Advisors II, Inc., Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., GEI Capital III, L.L.C., LGP Management, Inc., Leonard Green & Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc., TCW Asset Management Company, TCW/Crescent Mezzanine III, LLC (the “Joint Filers”) on November 23, 2001, Amendment No. 1 to such Schedule 13D filed by the Joint Filers and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) on January 31, 2002, Amendment No. 2 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on August 9, 2002, Amendment No. 3 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 30, 2002, Amendment No. 4 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on May 22, 2003, Amendment No. 5 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on June 3, 2003 and Amendment No. 6 to such Schedule 13D filed by the Joint Filers and TCW Netherlands on September 19, 2003. Assumes the exercise in full of the 16,666,667 warrants held by the selling stockholders. TPG Wafer Holdings is the record owner of 158,670,526 shares of common stock collectively held by the Joint Filers and TCW Netherlands. TPG Wafer Partners is the record owner of 591,000 shares of MEMC common stock and TPG Wafer Management LLC is the record owner of 15,000 shares of MEMC common stock.

TPG Wafer Holdings is a Delaware limited liability company the members of which are TPG Wafer Partners, TPG Wafer Management LLC, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (collectively, the “Members”).

The Members have entered into the Amended and Restated LLC Operating Agreement of TPG Wafer Holdings, dated as of November 13, 2001, and as amended on January 25, 2002, which provides that TPG Wafer Partners shall be the managing member of TPG Wafer Holdings and conduct the business and affairs of TPG Wafer Holdings. This includes voting of the equity securities that TPG Wafer Holdings holds except as set forth herein. The Members have also entered into a Members’ Agreement, dated as of November 13, 2001 and as amended on January 25, 2002, providing for, among other things, an agreement by TPG Wafer Partners not to cause TPG Wafer Holdings to vote its shares of common stock without the prior written consent of the other parties to the LLC Operating Agreement on certain matters. The Members’ Agreement also provides that TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P. may nominate one individual to our Board of Directors, Green Equity Investors III, L.P. and Green Equity Investors Side III, L.P. may nominate one individual to our Board, and TPG Wafer Partners agrees to cause TPG Wafer Holdings to vote its shares of common stock in favor of the election of such individuals as our directors.

The Members and certain of their affiliates, who are guarantors of our Citibank/UBS revolving credit facility and/or lenders under our $35 million TPG revolving credit facility, have entered into an Intercreditor Agreement, dated as of December 5, 2002, providing for, among other things, the assignment of the senior subordinated secured notes and the warrants held by any guarantor to the other non-defaulting guarantors pro rata in the event of certain defaults under their guarantees to our Citibank/UBS revolving credit agreement or under the $35 million TPG revolving credit facility; TPG Wafer Partners’ right of first offer to the senior subordinated secured notes or the warrants that any guarantor wishes to transfer; the guarantors’ tag-along rights to any transfer by TPG Wafer Partners or its affiliates of the senior subordinated secured notes or the warrants; and TPG Wafer Partners’ rights to cause the holders of the senior subordinated secured notes or the warrants to sell such securities if TPG Wafer Partners wishes to sell its securities.

David Bonderman, James G. Coulter and William S. Price, III are directors, officers and the sole shareholders of TPG Advisors III, Inc. (“TPG Advisors III”), which is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”), TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors, Inc. (“T(3) Advisors”), which is the general partner of T(3) GenPar, L.P., which in turn is the sole general partner of each of T(3) Partners, L.P. (“T(3) Partners”), T(3) Parallel, L.P. (“T(3) Parallel”) and T(3) Investors, L.P. (“T(3) Investors”) and the sole member of T(3) GenPar Dutch, L.L.C., which is the general partner of T(3) Dutch Parallel, C.V. (“T(3) Dutch”). In addition, Mr. Bonderman, Mr. Coulter and Mr. Price are also directors, officers and the sole shareholders of T(3) Advisors II, Inc. (“T(3) Advisors II”), which is the general partner of T(3) GenPar II, L.P., which in turn is the sole general partner of each of T(3) Partners II, L.P. (“T(3) Partners II”) and T(3) Parallel II, L.P. (“T(3) Parallel II”). Partners III, Parallel III, Investors III, FOF, FOF B, Dutch Parallel III, T(3) Partners, T(3) Parallel, T(3) Investors, T(3) Dutch, T(3) Partners II and T(3) Parallel II (collectively, the “TPG Funds”) are members of TPG Wafer Partners, which in turn is a member of TPG Wafer Holdings, and also the managing member of TPG Wafer Management LLC (“TPG Wafer Management”). TPG Wafer Holdings directly holds the 158,670,526 shares of MEMC common stock and an approximate 41% interest in TPG Wafer Management. TPG Wafer Partners directly holds 591,000 shares of MEMC common stock and 9,850,001 warrants. TPG Wafer Management directly holds 15,000 shares of MEMC common stock and 250,000 warrants. TPG Advisors III, T(3) Advisors and T(3) Advisors II may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own all of the securities held by TPG Wafer Holdings and TPG Wafer Partners. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors III, T(3) Advisors, and T(3) Advisors II, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by TPG Wafer Holdings and TPG Wafer Partners. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

LGP Management, Inc. (“LGPM”) is the general partner of Leonard Green & Partners, L.P. (“LGP”), which is an affiliate of GEI Capital III, L.L.C. (“GEI Capital” and, together with LGPM and LGP, the “LGP Controlling Persons”), which is the general partner of Green Equity Investors III, L.P. (“GEI”) and Green Equity Investors Side III, L.P. (“GEI Side”). GEI and GEI Side, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings. TPG Wafer Holdings directly holds 158,670,526 shares of MEMC common stock. GEI directly holds 3,258,872 warrants and GEI Side directly holds 24,461 warrants. LGPM, LGP and GEI Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act to share beneficial ownership of the securities held by TPG Wafer Holdings, and to beneficially own the warrants held by GEI and GEI Side. Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer, John M. Baumer and James D. Halper, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. By virtue of their positions with the LGP Controlling Persons, Messrs. Sokoloff, Danhakl, Nolan, Seiffer, Baumer and Halper may be deemed to share beneficial ownership of the securities held by TPG Wafer Holdings and to have investment power and beneficial ownership with respect to the warrants held by GEI and GEI Side. However, each such individual disclaims beneficial ownership of such securities.

TCW/Crescent Mezzanine III, LLC (“MEZZANINE LLC”), a Delaware limited liability company, is the General Partner of TCW/Crescent Mezzanine Partners III, L.P. (“TCW Partners”) and TCW/Crescent Mezzanine Partners III Netherlands, L.P. (“TCW Netherlands”) and the Managing Owner of TCW/Crescent Mezzanine Trust III (“TCW Trust” and, collectively, the “TCW Funds”). TCW/Crescent Mezzanine Management III, LLC (“Mezz Mgmt III”) is the Investment Advisor of the TCW Funds, and has delegated all investment and voting discretion with respect to the securities owned by the TCW Funds to TCW Asset Management Company, a California corporation and registered investment advisor (“TAMCO”), as Sub-Advisor. As a result, Mezz Mgmt III disclaims beneficial ownership of these securities. TCW (Mezzanine III), L.P. (“Mezz III LP”), a Delaware limited partnership, is a member of MEZZANINE LLC who may be deemed to control MEZZANINE LLC. TAMCO is the Sub-Advisor to the TCW Funds and the General Partner of Mezz III LP. TAMCO is wholly owned by The TCW Group, Inc., a Nevada corporation (“TCWG”). By virtue of their roles as Sub-Advisor to the TCW Funds, and as the controlling shareholder of such Sub-Advisor, respectively, TAMCO and TCWG may be deemed to have beneficial ownership with respect to the securities owned by the TCW Funds. Each of TAMCO and TCWG is controlled by its respective board of directors. TCWG, together with its direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. The ultimate parent company of TCWG is Societe Generale, S.A., a company incorporated under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities and such securities are not reported in this Table. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of our securities beneficially owned by the TCW Business Unit. Each member of the TCW Business Unit disclaims beneficial ownership of our securities beneficially owned by SG and any of SG’s other business units. TCW Partners, TCW Trust and TCW Netherlands, in the aggregate, own 19.7% of the membership interests in TPG Wafer Holdings and 3,283,333 warrants. TPG Wafer Holdings directly holds 158,670,526 shares of MEMC common stock.

(2)	Includes the offer and sale of the underlying common stock.
(3)	These selling stockholders are affiliates of registered broker-dealers. Each of these selling stockholders represent that it (i) acquired the common stock and warrants being registered on its behalf in the ordinary course of its business and (ii) at the time of the acquisition of such common stock and warrants, did not have any agreement or understanding, directly or indirectly, with any person to distribute those securities.

Relationship with MEMC

TPG Wafer Holdings is a member of an investor group led by Texas Pacific Group, including funds managed by Leonard Green & Partners, L.P. and TCW/Crescent Mezzanine Management III, LLC (collectively, TPG). On September 30, 2001, TPG entered into a purchase agreement with E.ON AG and its affiliates (E.ON). Pursuant to the purchase agreement, on November 13, 2001, TPG Wafer Holdings and its assignees purchased all of E.ON’s debt in MEMC of approximately $910 million and all of E.ON’s equity holdings in MEMC, representing approximately 72% of the outstanding shares of MEMC common stock. TPG currently beneficially owns approximately 78.7% of the outstanding shares of MEMC common stock, including 16,666,667 warrants, 10,000,000 of which are the Selling Stockholder Warrants.

In an effort to minimize conflicts of interest by members of our Board of Directors affiliated with TPG or other related parties, the Audit Committee, or a special committee consisting entirely of independent directors, generally approves or ratifies any material transaction with a related party. A special committee approved the transaction described under “—Restructuring Agreement,” below.

In connection with and as a condition to closing the transactions contemplated by the purchase agreement between E.ON and TPG, on November 13, 2001, we entered into a restructuring agreement with TPG Wafer Holdings under which we restructured approximately $860 million of our debt that was acquired by TPG from E.ON. As part of the transactions contemplated by the purchase agreement and restructuring agreement, we also entered into certain agreements with TPG, as more fully described below.

Restructuring Agreement

In connection with and as a condition of closing of the transactions contemplated by the purchase agreement between TPG and E.ON, on November 13, 2001, we executed a definitive restructuring agreement with TPG Wafer Holdings. Pursuant to the restructuring agreement, TPG Wafer Holdings exchanged with MEMC all of the shares of the Class A Common Stock of MEMC Holdings Corporation, the subsidiary holding company that had acquired approximately $411 million of the debt purchased from E.ON, for 260,000 shares of our Series A Cumulative Convertible Preferred Stock, having an aggregate stated value of $260 million. Each share of the Series A Cumulative Convertible Preferred Stock was convertible into shares of MEMC common stock at a conversion price of $2.25 per share, subject to certain limitations and anti-dilution adjustments.

The following steps were then taken pursuant to the restructuring agreement:

•	TPG exchanged with MEMC approximately $449 million of our debt acquired from E.ON for $50 million in principal amount of our senior subordinated secured notes, with 16,666,667 warrants.

•	TPG retained an existing 55 million Euro note from our Italian subsidiary.

•	TPG established a five-year revolving credit facility to make available to us up to $150 million in senior secured loans.

•	We entered into various agreements contemplated by the restructuring agreement, including a registration rights agreement and an agreement and plan of merger relating to the merger agreement between MEMC and TPG Wafer Holdings.

TPG Wafer Holdings subsequently exchanged with MEMC the one outstanding share of Class B Common Stock of MEMC Holdings Corporation for a promissory note having a principal amount of $250. As a result, MEMC Holdings Corporation is now a wholly owned subsidiary of MEMC.

Stockholder Approval

Pursuant to the restructuring agreement, we agreed to use our best efforts to obtain, as promptly as possible, (i) any necessary approval by our stockholders relating to the Series A Cumulative Convertible Preferred Stock, the shares issuable upon conversion of the Series A Cumulative Convertible Preferred Stock, the warrants and the shares issuable upon exercise of the warrants under the rules and regulations of the New York Stock Exchange, (ii) the approval by our stockholders of the plan of merger between MEMC and TPG Wafer Holdings contained in the merger agreement in accordance with the Delaware General Corporation Law, and (iii) the approval by our stockholders of a one-for-two reverse split of our common stock. At a special stockholders’ meeting held July 10, 2002, our stockholders approved the above items along with an increase in our authorized capital stock from 200,000,000 shares of common stock to 300,000,000 shares of common stock. Our Board of Directors has not taken any action to implement the reverse split of our common stock.

Ownership of MEMC after Restructuring Transactions

On July 10, 2002, following the approval of our stockholders, TPG converted all of the outstanding shares of Series A Cumulative Convertible Preferred Stock and the related accumulated but unpaid dividends of $21.3 million into 125,010,556 shares of MEMC common stock. In May 2003, TPG sold 15,300,000 shares of MEMC common stock in a public offering. TPG currently owns or has the right to acquire, through exercise of the warrants, including the Selling Stockholder Warrants, approximately 176 million shares of our common stock, which would represent approximately 78.7% of our outstanding common stock.

Board Representation

The restructuring agreement required the MEMC Board of Directors to appoint a total of four nominees designated by TPG Wafer Holdings prior to the closing, to be allocated to the different director classes as specified by TPG Wafer Holdings. In addition, the restructuring agreement provided that commencing with the next annual meeting of our stockholders, and at each annual meeting thereafter, TPG Wafer Holdings was entitled to present to the Board of Directors a number of nominees for election to the class of directors up for election at such annual meeting equal to the number of TPG Wafer Holdings nominees in such class immediately prior to such election. We agreed to cause each such TPG Wafer Holdings designated nominee to be included in the slate of nominees recommended by the Board to the stockholders for election, and to use our best efforts to cause those nominees to be elected. TPG Wafer Holdings retained these contractual rights so long as at least $130 million in stated value of the Series A Cumulative Convertible Preferred Stock remained outstanding and TPG Wafer Holdings and its affiliates beneficially owned greater than 50% of the preferred stock. Accordingly, these contractual rights terminated on July 10, 2002 when TPG Wafer Holdings converted all of the outstanding Series A Cumulative Convertible Preferred Stock into common stock. As a practical matter, TPG Wafer

Holdings currently possesses the power to elect all of our directors through its beneficial ownership of a majority of our voting stock. Currently, Jean-Marc Chapus, John G. Danhakl, Gene J. Frantz, John Marren and James B. Williams are members of the MEMC Board of Directors. Mr. Chapus is President of TCW/Crescent Mezzanine L.L.C. Mr. Danhakl is a partner at Leonard Green & Partners, L.P. Messrs. Frantz, Marren and Williams are partners of Texas Pacific Group.

Director Compensation

Prior to July 2003, employee directors and directors affiliated with TPG received no additional compensation for serving on our Board of Directors and the various Board committees. In July 2003, our director compensation policy was revised. Under the revised policy, directors affiliated with TPG are now eligible to receive compensation. In 2003, we paid $85,000 to certain entities affiliated with TPG for the Board and committee fees and retainers earned by the directors affiliated with such entities. See “—Board Representation” above.

Notes and Warrants

The senior subordinated secured notes due 2007 issued by MEMC under the terms of the restructuring agreement are guaranteed by our domestic subsidiaries and bear interest at a rate of 8% (payment in kind) in the first two years following issuance, 14% (payment in kind) in the third and fourth years following issuance and 14% (payment in kind with optional payment in cash at the request of the note holders) in the fifth and sixth years following issuance. “Payment in kind” means that accumulated interest on the notes is added to the principal amount of the notes, instead of being paid in cash. As collateral under the notes, we have pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The notes and the related security interest are subordinate in priority and in right of payment to the Citibank/UBS revolving credit agreement and the reimbursement agreement, which are described under “—Citibank/UBS Credit Agreement” below, and to the TPG revolving credit agreement, which is described under “—TPG Credit Agreement” below. In addition, the notes and related indenture contain substantially the same loan covenants as the Citibank/UBS revolving credit agreement and the TPG revolving credit agreement which are described under “—Citibank/UBS Credit Agreement” and “—TPG Credit Agreement” below. In 2002, the interest accrued on the notes totaled approximately $4.0 million.

The warrants issued by MEMC entitle the holders to purchase an aggregate of 16,666,667 shares of MEMC common stock. These warrants may be exercised, in whole or in part, at any time and from time to time until their expiration on November 13, 2011.

Pursuant to the restructuring agreement, we agreed to restructure the 55 million Euro debt issued by our Italian subsidiary, on terms set forth in the restructuring agreement. It was originally contemplated that our Italian subsidiary would secure and deliver to TPG a senior secured note due 2031 in the principal amount of 55 million Euro, guaranteed by MEMC, bearing interest at a rate of 6% per annum (payment in kind) and secured by assets of the Italian subsidiary. The parties were unable to restructure the Italian debt on the original terms contemplated in the restructuring agreement. On September 6, 2002, our Italian subsidiary and TPG amended the Italian debt and our Italian subsidiary issued a new promissory note evidencing such indebtedness. Under the new promissory note, our Italian subsidiary paid 35 million Euro of the principal to TPG on September 24, 2002. The remaining 20 million Euro of principal was paid on April 15, 2003. In 2002, our Italian subsidiary paid TPG approximately 6.4 million Euro interest on the prior Italian debt and the new promissory note.

In connection with the amendment of the Italian debt, TPG provided MEMC with a new $35 million secured revolving credit facility. See “—TPG Credit Agreement” below.

Registration Rights Agreement

We have entered into a registration rights agreement with TPG providing for registration rights with respect to the warrants, the shares of common stock issuable upon exercise of the warrants, the notes and the accompanying guarantees and any shares of common stock owned or acquired by TPG (including the shares acquired by TPG from E.ON pursuant to their purchase agreement and the shares of common stock acquired by TPG upon the conversion of the preferred stock). At such time as is requested by TPG, we have agreed to file with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering resales of these registrable securities by the holders of the registrable securities. TPG currently beneficially owns 175,943,193 shares of our common stock which are covered by the registration rights agreement. The registration statement of which this prospectus forms a part satisfies our obligation with respect to the 40,000,000 shares and the 10,000,000 warrants that may be offered by the selling stockholders under this prospectus.

Citibank/UBS Credit Agreement

In connection with the restructuring, TPG originally established a five-year revolving credit facility pursuant to which the TPG lender parties committed to make available to us a line of credit in an aggregate amount of $150 million. The original TPG facility provided that loans would bear interest at a rate of LIBOR plus 3.5% per annum or an alternate base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 2.5% per annum. As collateral under this credit agreement, we pledged substantially all of our domestic assets, including all of the capital stock of most of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries, but excluding any assets then currently pledged to support third party debt. Our domestic subsidiaries also guaranteed our payment obligations under the credit agreement.

Subsequent to the original closing of the debt restructuring transactions, we made arrangements to replace the TPG facility with a substantially similar five-year revolving credit facility with an affiliate of Citibank, N.A. On December 21, 2001, we entered into the new Citibank facility which replaced the TPG facility. In April 2002, Citibank assigned 50% of its interest in this credit facility to UBS AG. The interest rate under the Citibank/UBS facility is LIBOR plus 1.5% or an alternative base rate (based upon the greater of the Federal funds rate plus 0.5% and Citibank’s prime rate) plus 0.5% per annum. Certain TPG entities have guaranteed our obligations under the new Citibank/UBS facility, and in return, we have entered into a reimbursement agreement with the guarantors under which we have agreed to reimburse them for any payments made under the guaranty. Both the Citibank/UBS facility and the reimbursement agreement are secured by substantially the same collateral that secured the original TPG facility. As with the original TPG facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the Citibank/UBS facility and the reimbursement agreement. The subsidiary guaranties are supported by security interests in substantially all of the assets of the domestic subsidiaries. The Citibank/UBS facility contains certain loan covenants, including covenants to maintain minimum quarterly consolidated earnings before interest, taxes, depreciation and amortization; minimum monthly consolidated backlog; minimum monthly consolidated revenues; maximum annual capital expenditures; and other covenants customary for revolving loans of this type and size. MEMC must maintain compliance with these covenants in order to draw on the facility. In addition, outstanding loans under the credit facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the credit facility.

In 2002, we paid TPG approximately $810,000 in commitment and other fees related to the original TPG facility and the guaranties under the Citibank/UBS facility.

TPG Credit Agreement

In connection with the amendment of the Italian debt described under “—Notes and Warrants” above, TPG agreed to provide us with a new $35 million secured revolving credit facility. On December 5, 2002, we entered into the new $35 million five-year revolving credit facility with TPG. The interest rate under the new TPG facility is LIBOR plus 10% or an alternative base rate plus 9%. The new TPG facility is secured by substantially the same collateral that secures the Citibank/UBS facility. The TPG facility and related security interest are subordinate in priority and in right of payment to the Citibank/UBS facility and the reimbursement agreement described under “—Citibank/UBS Credit Agreement.” As with the Citibank/UBS facility, our domestic subsidiaries have guaranteed MEMC’s obligations under the new TPG facility. The subsidiary guarantees are supported by security interests in substantially all of the assets of the domestic subsidiaries. The new TPG facility contains substantially the same covenants as the Citibank/UBS facility. MEMC must maintain compliance with these covenants in order to draw on the new TPG facility. In addition, outstanding loans under the new TPG facility may become due and payable if we are in breach of the loan covenants and such breach causes an event of default under the TPG facility. As a condition to any borrowings under the new TPG facility, we must have borrowed in full all amounts available under the Citibank/UBS facility. The commitments under the TPG facility terminate and any outstanding loans under the facility, together with any accrued interest thereon, will become due and payable upon the closing and funding of a debt or equity financing in which the net proceeds to MEMC equal or exceed $100 million.

Under the terms of the new TPG facility, we paid TPG a one-time underwriting fee of $850,000 and a one-time commitment fee of $200,000. In addition, we have agreed to pay TPG a commitment fee of 0.50% per annum on the unused amount of the TPG facility.

Merger Agreement

Pursuant to an agreement and plan of merger, we have agreed to permit the merger of TPG Wafer Holdings with and into us at such time as TPG Wafer Holdings shall determine. We will continue in existence as the surviving corporation. In connection with the merger, the members of TPG Wafer Holdings will convert their limited liability company interests in TPG Wafer Holdings into equivalent equity securities of us held by TPG Wafer Holdings, plus common stock having a market value equal to the principal amount of the debt securities of MEMC held by TPG Wafer Holdings and the accrued but unpaid interest on such debt securities. The only equity securities of MEMC currently held by TPG Wafer Holdings are shares of our common stock. Accordingly, if the merger were consummated today, the members of TPG Wafer Holdings would convert their limited liability interests in TPG Wafer Holdings into the same number of shares of our common stock as is currently held by TPG Wafer Holdings. TPG Wafer Holdings currently does not directly hold any debt of MEMC and has indicated it has no current intention to acquire debt of MEMC. The merger is subject to the approval of the members of TPG Wafer Holdings. The agreement and plan of merger was approved by our stockholders at the special stockholders’ meeting held on July 10, 2002.

TPG requested that we enter into the merger agreement to enable it to distribute the MEMC securities held by TPG Wafer Holdings to its members in a tax efficient manner. The merger is not intended to have any material economic consequence for us or any of our stockholders (other than TPG Wafer Holdings). It is expected that the merger will occur only in connection with such a distribution. If the merger is not effected and TPG Wafer Holdings elects to be treated as a corporation for tax purposes, TPG Wafer Holdings and its members may be disadvantaged from a tax perspective on any future sale of the MEMC securities held by it because such a sale would subject TPG Wafer Holdings to tax on the gain from the sale and the members of TPG Wafer Holdings to tax on distributions made by TPG Wafer Holdings to such members.

Management Advisory Agreement

In connection with the restructuring, we have entered into a management advisory agreement with TPG GenPar III, L.P., an affiliate of TPG. Pursuant to the agreement, TPG GenPar III provides management and financial advisory services to us as requested by our Board of Directors in exchange for a management advisory fee of $2 million per annum plus related out-of-pocket expenses, and additional compensation if TPG GenPar III acts as a financial advisor to us for future transactions such as a merger or debt or equity financing. Under the terms of the Management Advisory Agreement, in 2002 we paid TPG management advisory fees of $1.5 million.

Tax Consistency Agreement

In 2001, following the closing of the transactions contemplated by the purchase agreement and restructuring agreement, we entered into a tax consistency agreement with MEMC Holdings Corporation, TPG Wafer Partners LLC and TPG Wafer Holdings. This agreement sets forth the income tax elections to be made and the anticipated U.S. federal income tax treatment of the transactions contemplated by the purchase agreement and the restructuring agreement.

Fees and Expenses

We were responsible for the payment of all our expenses incurred in connection with the restructuring agreement and the subsequent negotiation and documentation of the $150 million Citibank/UBS replacement credit facility, the new $35 million TPG credit facility and the new Italian promissory note, including all fees and expenses of our legal counsel and all third-party consultants engaged by us to assist in such transactions. In 2002, we paid or otherwise reimbursed TPG for approximately $2.8 million of expenses incurred by TPG for legal counsel, financial advisors, other third party consultants, certain insurance costs, and certain miscellaneous expenses related to the restructuring, the new Italian promissory note and certain activities related to TPG’s ownership of MEMC securities.

Ownership Interest in TPG Wafer Management

Certain of our current and former executive officers have purchased limited liability company membership interests in TPG Wafer Management, an investment limited liability company that owns a 1.5% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights and represent a total of approximately 58% of the interests in TPG Wafer Management and, therefore, indirectly, approximately 0.87% of the membership interests in TPG Wafer Holdings.

Additional membership interests in TPG Wafer Management may be issued to directors, executive officers and other service providers of MEMC. In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Management owns approximately $750,000 in principal amount of our senior subordinated secured notes, 15,000 shares of MEMC common stock and 250,000 warrants, including 150,000 of the Selling Stockholder Warrants offered hereby. Upon consummation of the merger described above, TPG Wafer Management will receive a proportionate amount of the shares of MEMC common stock in exchange for its 1.5% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2003, TPG Wafer Management would have received 2,380,058 shares of MEMC common stock.

Ownership Interest in TPG Wafer Partners

Two of our directors, Messrs. Boehlke and Marsh, have purchased limited liability company membership interests in TPG Wafer Partners, an investment limited liability company that owns a 59.1% membership interest in TPG Wafer Holdings. These membership interests are economic interests with no voting rights. Mr. Boehlke and Mr. Marsh (through a family trust) each own approximately 0.9% of the interests in TPG Wafer Partners and, therefore, indirectly, approximately 0.53% of the membership interests in TPG Wafer Holdings.

In addition to its membership interest in TPG Wafer Holdings, TPG Wafer Partners owns approximately $29.6 million in principal amount of our senior subordinated secured notes, 591,000 shares of MEMC common stock and 9,850,001 warrants, including 5,910,000 of the Selling Stockholder Warrants offered hereby. Upon consummation of the merger described above, TPG Wafer Partners will receive a proportionate amount of the shares of MEMC common stock in exchange for its 59.1% membership interest in TPG Wafer Holdings. Assuming consummation of the merger on December 31, 2003, TPG Wafer Partners would have received 93,774,281 shares of MEMC common stock.

As partial consideration for their membership interests in TPG Wafer Partners, Mr. Boehlke and a family trust controlled by Mr. Marsh have each deposited $1 million into escrow, with TPG Wafer Partners serving as escrow agent for the escrowed funds. The escrowed funds will be used to satisfy Messrs. Boehlke’s and Marsh’s respective portions of TPG’s obligations in the event that TPG is required to make a payment on its guaranty of the Citibank/UBS credit facility or in the event that TPG is required to provide MEMC with a replacement credit facility for the Citibank/UBS credit facility or in certain other circumstances. In such event, TPG Wafer Partners, as escrow agent, will release from escrow Messrs. Boehlke’s and Marsh’s respective portions of the amounts becoming payable to the lenders under the terms of the guaranty or to MEMC as part of the loan under the replacement credit facility or otherwise, as applicable, in accordance with Messrs. Boehlke’s and Marsh’s membership interests in TPG Wafer Partners.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and highlights some of the provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws. We have also summarized a provision of the Delaware General Corporation Law (the “DGCL”). Since the terms of our Restated Certificate of Incorporation and Restated By-Laws and the DGCL are more extensive and detailed than the general information we are providing, you should rely only on the actual provisions of the Restated Certificate of Incorporation, Restated By-Laws and DGCL. If you would like to read the Restated Certificate of Incorporation or Restated By-Laws, they are on file with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

There were 207,002,577 shares of our common stock outstanding as of December 31, 2003. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our Board of Directors has sole discretion over the declaration and payment of future dividends, subject to the prohibition on payment of dividends contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility, the indenture for our senior subordinated secured notes and the restructuring agreement between us and TPG. The right of our Board of Directors to declare dividends is also subject to the rights of any holders of our preferred stock and the availability of sufficient funds to pay the dividends. If we liquidate MEMC, holders of our common stock will be entitled to share ratably with the other stockholders in the distribution of all assets that we have left after we pay all of our liabilities and all of our obligations to any holders of preferred stock. Holders of our common stock have no preemptive rights to subscribe for additional shares of MEMC common stock. Under our restructuring agreement with TPG, we must either obtain the consent of TPG or give TPG a right of first refusal over any issuances of our equity securities to the extent such equity securities would have 10% or more of the voting power of all of our then outstanding voting securities. Holders of common stock have no right to convert their MEMC common stock into any other securities and do not have the benefit of a sinking fund for their shares of our common stock. Our common stock is not redeemable by us.

Preferred Stock

Holders of our common stock may be affected by any preferred stock that we may issue. As of the date of this prospectus, there are no issued and outstanding shares of our preferred stock, and we do not have any plans to issue any preferred stock in the future. However, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock, subject to certain restrictions on the issuance of preferred stock contained in the $150 million Citibank/UBS revolving credit facility, the $35 million TPG revolving credit facility and the indenture for our senior subordinated secured notes. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or impeding a change in control of us.

If we authorize the issuance of preferred stock, our Board of Directors has the authority to determine whether any or all shares of authorized preferred stock should be issued as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock and the number of shares constituting any series. The rights and restrictions on the preferred stock may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

Board of Directors

Our Restated Certificate of Incorporation, as amended, and Restated By-Laws provide the following concerning our Board of Directors:

•	the Board of Directors is divided into three classes, each of which contains a relatively equal number of members;

•	members of the Board of Directors serve in staggered three-year terms and approximately one-third of the members are elected annually;

•	the number of members on the Board of Directors must be between five and fifteen;

•	directors may be removed with or without cause by the holders of a majority of the shares of capital stock then entitled to vote at an election of directors; and

•	vacancies on the Board of Directors may be filled by a majority of the remaining members of the Board of Directors, unless any director determines that the stockholders should fill the vacancy.

Stockholder Consents and Special Meetings

Our Restated Certificate of Incorporation, as amended, provides that our common stockholders may take action only by unanimous written consent if the action is not taken at a meeting of stockholders. Our Restated By-Laws provide that special meetings of stockholders may be called only upon the request of the holders of a majority of our outstanding common stock, by the Chairman of the Board or by a majority of the Board of Directors.

Stockholder Proposals or Nominations

To bring a stockholder proposal, stockholders must follow the procedures set forth in our Restated By-Laws. To nominate a candidate to our Board of Directors, stockholders must follow the procedures set forth in our Restated Certificate of Incorporation, as amended. The advance notice procedures for bringing either a stockholder proposal at an annual meeting or a stockholder nomination for a candidate for the Board of Directors at an annual meeting or special meeting called for the purpose of electing directors, are summarized as follows:

•	a proposal or nomination must be received by our Secretary not less than 90 days and not more than 120 days before the anniversary date of the previous annual meeting of stockholders; or

•	if the meeting is not held within 30 days of the anniversary date of the previous annual meeting, or a special meeting of stockholders is called for the purpose of electing directors, then a proposal or nomination must be received by the Secretary within 10 days after the notice of the meeting is mailed to stockholders or public disclosure of the date of the annual meeting is made, whichever occurs first.

The proponent must include the following information in his or her notice of a stockholder proposal:

•	a brief reasoned description of the business to be brought at the meeting;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with other persons in connection with the proposal and any material interest the proponent has in the proposal; and

•	a representation that the proponent will appear in person or by proxy at the meeting.

A notice of a nomination of a candidate to our Board of Directors must include the following:

•	the name, age, business address and residence of the nominee;

•	the principal occupation of the nominee;

•	the class and the number of shares of our capital stock owned beneficially or of record by the nominee;

•	the proponent’s name and record address;

•	the class and number of shares of capital stock the proponent owns either of record or beneficially together with evidence of such beneficial ownership;

•	a description of any arrangements or understandings the proponent may have with the nominee;

•	written consent of the nominee to being named as a nominee and serving as a director if elected;

•	a representation that the proponent will appear in person or by proxy at the meeting; and

•	other information regarding the proponent as required by the Securities Exchange Act of 1934 and related rules of the Securities and Exchange Commission.

Limitation on Liability of Directors

The Restated Certificate of Incorporation, as amended, limits the directors’ liability to stockholders and to MEMC. Specifically, a director is not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for a director’s:

•	breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions that are either not in good faith or which involve his or her intentional misconduct or a knowing violation of law;

•	unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL; and

•	participation in a transaction from which he or she received an improper personal benefit.

The effect of these provisions on our stockholders is to eliminate their rights and our rights, through stockholders’ derivative suits on behalf of MEMC, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. These provisions, however, will not limit the liability of directors to our stockholders under federal securities laws.

Provisions of the Restated Certificate of Incorporation and Restated By-Laws That May Have Anti-Takeover Effects

Certain provisions of our Restated Certificate of Incorporation, as amended, and Restated By-Laws may have anti-takeover effects. These provisions relate to the composition of our Board of Directors, the manner in which our stockholders may take corporate action, the ability of our stockholders to call special meetings, and the procedures to be followed to bring a stockholder proposal or to nominate a candidate to our Board of Directors, all as described above under “—Board of Directors,” “—Stockholder Consents and Special Meetings,” and “—Stockholder Proposals or Nominations.” These provisions may delay, defer or make more difficult a takeover attempt of us that our common stockholders may otherwise consider to be in their best interests. Such provisions currently have limited significance to our common stockholders, however, because TPG, through its beneficial ownership of a majority of our voting stock, can currently, and after the offering will continue to be able to, elect all of our directors and control our direction and policies. See “Risk Factors—TPG has sufficient voting power to control our direction and policies, and could prevent a favorable acquisition of us.”

Delaware Business Combination Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions specified therein, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, unless:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding certain shares; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

Except as otherwise specified in Section 203 of the DGCL, an interested stockholder is generally defined to include:

•	any person that owns or did own, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the date of determinations; and

•	the affiliates and associates of any such person.

The provisions of Section 203 of the DGCL may encourage persons interested in acquiring us to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

We have not elected to be exempt from the restrictions imposed under Section 203 of the DGCL. However, a special committee of our Board of Directors unanimously approved the transaction pursuant to which TPG became an interested stockholder, solely for purposes of Section 203 of the DGCL. Consequently, the prohibitions of Section 203 do not apply to any transactions between MEMC and TPG.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C., 2 North LaSalle Street, P.O. Box A3504, Chicago, Illinois 60690.

DESCRIPTION OF SELLING STOCKHOLDER WARRANTS

In November 2001, we granted to TPG warrants to purchase an aggregate 16,666,667 shares of our common stock. Each warrant entitles its holder to purchase one share of common stock from us at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments. The registration statement of which this prospectus forms a part registers for resale 10,000,000 of these warrants (the “Selling Stockholder Warrants”). In addition, the registration statement registers the issuance of common stock upon the exercise of the Selling Stockholder Warrants by holders other than the initial holders and registers the resale of the underlying common stock by the selling stockholders. The Selling Stockholder Warrants may be exercised, in whole or in part, at any time and from time to time, until their expiration on November 13, 2011. The Selling Stockholder Warrants may be exercised using cash, exchanging the senior subordinated secured notes equal in face value to the aggregate exercise price, by surrendering other warrants equal in warrant market price to the aggregate purchase price, or any combination of the foregoing.

The terms of the Selling Stockholder Warrants include protection for the holders against dilution by providing for adjustment of the exercise price in certain events including, among others, stock dividends, extraordinary cash dividends, stock subdivisions or combinations and issuances of common stock or other securities at a price, or convertible or exercisable at a price, below the then current market price of the common stock or exercise price of the warrants. In addition, in the event of a reverse stock split, the exercise price will be adjusted accordingly.

In the event of a consolidation, merger or other business combination or recapitalization involving MEMC, and upon certain other events that result in the holders of our common stock receiving stock or securities of another company, all per share amounts, the exercise price and other economic terms applicable to the warrants will be adjusted to take into account such transaction.

The Selling Stockholder Warrants do not confer upon the holder any rights as an MEMC stockholder, including the right to vote, receive dividends, consent or receive notices as a stockholder with respect to any meeting of stockholders for the election of MEMC directors or any other matter.

PLAN OF DISTRIBUTION

The selling stockholders may sell the securities being offered pursuant to this prospectus:

•	directly to purchasers;

•	to or through underwriters;

•	through dealers or agents; or

•	through a combination of methods.

The selling stockholders may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

If underwriters are used in an offering, we and the selling stockholders will execute an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If dealers are used in an offering, the selling stockholders will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by the selling stockholders or through agents designated by the selling stockholders. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the securities described therein. In addition, the selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales thereof.

Underwriters, dealers and agents may be entitled to indemnification by us and the selling stockholders against specific civil liabilities, including liabilities under the Securities Act of 1933 or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

The common stock is listed and eligible for trading on the New York Stock Exchange. The Selling Stockholder Warrants will be listed on the New York Stock Exchange. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Bryan Cave LLP, Washington, DC.

EXPERTS

The consolidated financial statements and schedules of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2002 and 2001, and for the year ended December 31, 2002, the periods January 1, 2001 through November 13, 2001 and from November 14, 2001 through December 31, 2001, and for the year ended December 31, 2000, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements and schedules of Taisil Electronic Materials Corporation as of December 31, 2002, and for the year then ended, have been incorporated by reference herein in reliance upon the reports of KPMG Certified Public Accountants, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 covering the securities offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement. The descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the document or subject matter involved.

Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, including the attached exhibits and schedules, and any reports, proxy statement or other information that we file at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., 20549. You can request copies of these documents by writing to the SEC and paying a duplicating charge. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms in other cities. The SEC makes our filings available to the public on its Internet site (http://www.sec.gov). In addition, you may inspect such reports and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In addition, we make available free of charge through our Internet site (http://www.memc.com) reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

The SEC allows us to “incorporate by reference” information into this prospectus, which means we can disclose important information to you by referring you to other documents that the company filed separately with the SEC. You should consider the incorporated information as if we reproduced it in this prospectus, except for any information directly superseded by information subsequently filed with the SEC and incorporated in this prospectus.

We incorporate by reference into this prospectus the following documents (SEC File No. 1-13828), which contain important information about us and our business and financial results:

•	our Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, and September 30, 2003 and on Form 10-Q/A for the fiscal quarter ended June 30, 2003;

•	our Current Reports on Form 8-K dated January 30, 2003 (filed January 30, 2003), May 15, 2003 (filed May 16, 2003) and December 8, 2003 (filed December 9, 2003); and

•	the description of the MEMC common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 21, 1995.

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the expiration of the offering. The SEC allows us to incorporate by reference into this prospectus such documents. You should consider any statement contained in this prospectus (or in a document incorporated into this prospectus) to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling Janine Orf, Director, Investor Relations, MEMC Electronic Materials, Inc., 501 Pearl Drive (City of O’Fallon), St. Peters, Missouri 63376 (telephone (636) 474-5000).

18,250,000 Shares

Common Stock

LEHMAN BROTHERS	MERRILL LYNCH & CO.